Filed pursuant to General

Instruction II.L. of Form F-10

File No. 333-253892

The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 1, 2021

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This preliminary prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated March 16, 2021 ( the "Prospectus") to which it relates, and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities and we are not soliciting offers to buy these securities in jurisdiction where the offer or sale is not permitted. See "Plan of Distribution".

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada and the United States Securities and Exchange Commission (the "SEC"). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Manager, Investor Relations and Communications of Westport Fuel Systems Inc. ("Westport Fuel Systems" the "Company", "we", "us" or "our") at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone: (604) 718-2046 and are also available electronically at www.sedar.com. See "Documents Incorporated by Reference".

PRELIMINARY PROSPECTUS SUPPLEMENT
(TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MARCH 16, 2021)

New Issue	June 1, 2021

WESTPORT FUEL SYSTEMS INC.

U.S.$100,000,000

● Common Shares

This Prospectus Supplement, together with the Prospectus, qualifies the distribution (the "Offering") of ● common shares in the capital of Westport Fuel Systems (the "Offered Shares") at a price of U.S.$● per Offered Share (the "Offering Price").

The Offering is being made pursuant to an underwriting agreement (the "Underwriting Agreement") dated June ●, 2021 between the Company and RBC Dominion Securities Inc. and J.P. Morgan Securities Canada Inc. as joint lead underwriters (together, the "Lead Underwriters" and the "Canadian Underwriters"), on their own behalf and on behalf of a syndicate of underwriters including Oppenheimer & Co. Inc. and Craig-Hallum Capital Group LLC (collectively, the "Underwriters"), as more fully described under the section entitled "Plan of Distribution" in this Prospectus Supplement. The Offered Shares will be offered in the United States, Canada and internationally through the Underwriters either directly or through their respective U.S., Canadian or international broker-dealer affiliates or agents. The terms of the Offering were determined by negotiation between the Company and the Lead Underwriters. Any Underwriter that is not registered under applicable Canadian securities laws will not offer to sell the Offered Shares to any person resident in Canada.

Our issued and outstanding common shares in the capital of Westport Fuel Systems (the "Common Shares") are listed for trading on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("Nasdaq") under the trading symbol "WPRT". On the last completed trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares listed on the TSX and the Nasdaq was Cdn.$7.37 per Common Share on May 31, 2021 and U.S.$6.26 per Common Share on May 28, 2021, respectively. Westport Fuel Systems has applied to list the Offered Shares (including any Common Shares issuable upon exercise of the Over-Allotment Option (as defined below)) on the TSX. Listing of the Offered Shares on the TSX will be subject to Westport Fuel Systems fulfilling all of the listing requirements of the TSX. Westport Fuel Systems has given notice to the Nasdaq of the Offering under this Prospectus Supplement and the Prospectus.

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PRICE: U.S.$● PER OFFERED SHARE
	Price to the Public (1)	Underwriters' Fee(2)(3)	Net Proceeds to Westport Fuel Systems(4)(5)
Per Offered Share	U.S.$●	U.S.$●	U.S.$●
Total	U.S.$100,000,000	U.S.$5,500,000	U.S.$94,500,000

Notes:

(1)	The Offering Price will be payable in U.S. dollars unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to Westport Fuel Systems by the Underwriters in U.S. dollars based on the Offering Price.
(2)	Pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriters' Fee (as defined below) equal to 5.5% of the gross proceeds from the sale of Offered Shares to the public. Pursuant to the terms of the Underwriting Agreement, no fee is payable for the sale of Offered Shares (with a maximum aggregate Offering Price of up to U.S.$2 million) to Insiders (as defined herein). In consideration of the services provided in assisting the Company in structuring the terms of the Offering, the Lead Underwriters shall be entitled to receive from the Company, out of the Underwriters’ Fee, a work fee equal to 6.0% of the aggregate Underwriters' Fee, which will be allocated 75% to RBC Dominion Securities Inc. and 25% to J.P. Morgan Securities Canada Inc., prior to the payment by the Company of the remaining Underwriters' Fee to the Underwriters. See "Plan of Distribution".
(3)	Assuming no Offered Shares are purchased by Insiders.
(4)	After deducting the Underwriters' Fee, assuming no Offered Shares are purchased by Insiders, but before deducting the expenses of the Offering estimated at U.S.$●, which will be paid from the gross proceeds of the Offering. See "Plan of Distribution".
(5)	Westport Fuel Systems has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at any time up to 30 days after the Closing Date (as defined below) to purchase up to an additional ● Common Shares, representing 15% of Common Shares at the Offering Price, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, and assuming that no Offered Shares are purchased by Insiders, then using the same assumptions and information set forth in notes 1, 2 and 3, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to Westport Fuel Systems" (after deducting the Underwriters' Fee but before deducting expenses of the Offering) will be U.S.$115,000,000, U.S.$6,325,000 and U.S.$108,675,000, respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and the Common Shares issuable upon the exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters' over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases. See "Plan of Distribution". Where applicable, references to the terms "Offering" and "Offered Shares" include the Common Shares issuable upon exercise of the Over-Allotment Option.

Underwriters' Position	Maximum size or number of securities available	Exercise period	Exercise Price
Over-Allotment Option	U.S.$15,000,000	30 days after the Closing Date	U.S.$●

It is currently anticipated that the closing date of the Offering (the "Closing Date") will be on or about June ●, 2021, or such later date as may be agreed to by Westport Fuel Systems and the Underwriters but, in any event, not later than June ●, 2021. See "Plan of Distribution".

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company's registration statement on Form F-10 (the "Registration Statement") filed with the SEC under the Securities Act of 1933 (as amended, the "U.S. Securities Act"), of which this Prospectus Supplement and the Prospectus form a part. See "Plan of Distribution".

An investment in the Offered Shares of Westport Fuel Systems is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus Supplement and the Prospectus, and the documents incorporated by reference herein and therein, and carefully consider the risk factors described or referenced under "Risk Factors" herein, in the Prospectus at the relevant time and the risks otherwise described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, prior to investing in any Common Shares offered hereby.

The Company is permitted, under a multijurisdictional disclosure system ("MJDS") adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are subject to Canadian and U.S. auditing and auditor independence standards.

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Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Investors should consult their own tax advisors with respect to their own particular circumstances. See "Certain Canadian Federal Income Tax Considerations" and "Material U.S. Federal Income Tax Considerations for U.S. Holders".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors are residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Company by Bennett Jones LLP, as to matters of Canadian law, and Latham & Watkins, LLP, as to matters of United States law, and on behalf of the Underwriters by Blake, Cassels and Graydon LLP, as to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to matters of United States law.

Subscriptions will be received subject to rejection or allotment in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Book entry only certificates representing the Offered Shares will be issued in registered form to CDS Clearing and Depositary Services Inc. ("CDS") or its nominee or The Depositary Trust Company ("DTC") and will be deposited with CDS or DTC on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from a registered dealer that is a CDS participant and from or through which the Offered Shares are purchased. Subject to applicable laws in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The Underwriters propose to initially offer either directly, or through their broker-dealer affiliates or agents, the Offered Shares at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to purchasers. Any such reduction will not affect the proceeds received by the Company. See "Plan of Distribution".

D. Johnson, D. Hancock, R. Forst, K. Viktor Schaller and E. Wheatman are directors of the Company who reside outside of Canada. Each of these directors has appointed Bennett Jones LLP, 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7, as their agent for service of process. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Our head office is located at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, and our registered office is located at 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7.

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TABLE OF CONTENTS – PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS - PROSPECTUS

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IMPORTANT NOTICE

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference into the Prospectus. The second part, the Prospectus, provides more general information, some of which may not apply to the Offering. If the information varies between this Prospectus Supplement and the Prospectus, the information in this Prospectus Supplement supersedes the information in the Prospectus. Capitalized terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

No person is authorized by us to provide any information or to make any representation other than as contained in this Prospectus Supplement or in the Prospectus in connection with the Offering. This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. An investor should rely only on the information contained in this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein) and is not entitled to rely on parts of the information contained in this Prospectus Supplement or the Prospectus (including the documents incorporated by reference herein or therein) to the exclusion of others. Westport Fuel Systems and the Underwriters have not authorized anyone to provide investors with additional or different information. Westport Fuel Systems and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus Supplement and such information is not incorporated by reference herein. This Prospectus Supplement is deemed to be incorporated into the Prospectus solely for the purpose of the Offering.

Westport Fuel Systems and the Underwriters are not offering to sell the Offered Shares in any jurisdictions where the offer or sale of the Offered Shares is not permitted. The information contained in this Prospectus Supplement (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus Supplement or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of any sale of the Offered Shares. The business, financial condition, capital, results of operations and prospects of Westport Fuel Systems may have changed since those dates. We do not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.

Our annual consolidated financial statements that are incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with U.S. GAAP. Certain calculations included in tables and other figures in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein may have been rounded for clarity of presentation.

The documents incorporated or deemed to be incorporated by reference in this Prospectus Supplement or in the Prospectus contain meaningful and material information relating to Westport Fuel Systems, and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") within the meaning of Canadian securities laws, the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Exchange Act of 1934 (as amended, the "U.S. Exchange Act") and Section 27A of the U.S. Securities Act. When used in such documents, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus Supplement and the Prospectus and the documents incorporated by reference contain forward-looking statements which include, but are not limited to, the acquisition of Stako sp. z o.o. and the anticipated benefits of such acquisition to the Company, the termination of the Offering upon the maximum amount of sales of Common Shares being completed hereunder, sales of Common Shares under the Offering, the use of net proceeds of the Offering, our intention to complete the Offering on the terms and conditions described herein, the listing of the Offered Shares on the TSX and the Nasdaq and the anticipated effect of the Offering on the performance of Westport Fuel Systems.

S-2

In addition to those forward-looking statements referred to above, readers should also refer to the AIF (as defined below) under the heading "Forward-Looking Information", the Annual MD&A (as defined below) under the heading "Forward-Looking Statements" and the Interim MD&A (as defined below) under the heading "Forward-Looking Statements", each of which are incorporated by reference into this Prospectus Supplement and the Prospectus, for a list of some additional forward-looking statements made by us in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein and other unforeseen risks, including, without limitation:

•	our response to, and preparedness for, the novel coronavirus pandemic ("COVID-19") and other widespread health emergencies;

•	market acceptance of our products;

•	product development delays and delays in contractual commitments;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	the success of our business partners and original equipment manufacturers ("OEMs") with whom we partner;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	price differential between compressed natural gas, liquified natural gas and liquified petroleum gas relative to liquid petroleum-based fuels, that is, gasoline/petrol fuel and diesel fuel;

•	limitations on our ability to protect our intellectual property;

•	potential claims or disputes in respect of our intellectual property;

•	limitations in our ability to successfully integrate acquired businesses;

•	limitations in the development of natural gas, biogas or hydrogen refueling infrastructure;

•	the ability to provide the capital required for research, product development, operations and marketing;

•	there could be unforeseen claims made against us;

•	our international business operations could expose us to regulatory risks or factors beyond our control such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes, investigation of sanctions relating to corruption of foreign public officials or international sanctions and delays in the development of international markets for our products;

•	volatility in the price of our Common Shares on the TSX and Nasdaq;

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•	other risks relating to our Common Shares and debt securities;

•	risk of conflict related to directors and officers of Westport Fuel Systems who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport Fuel Systems; and

•	those other risks discussed in the AIF under the heading "Risk Factors" and in the Annual MD&A and Interim MD&A under the heading "Forward-Looking Statements".

Readers are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis and opinions of management of Westport Fuel Systems at the time they were provided or made, in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Westport Fuel Systems, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.

Readers are cautioned that the foregoing lists are not exhaustive of all factors and assumptions that may have been used. Although Westport Fuel Systems has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein, in the Prospectus and in any document incorporated by reference herein and therein are presented for the purposes of assisting readers in understanding Westport Fuel Systems' expected financial and operating performance and Westport Fuel Systems' plans and objectives and may not be appropriate for other purposes.

The forward-looking information and statements contained in this Prospectus Supplement and the Prospectus represent our views and expectations respectively as of the date of this Prospectus Supplement and the Prospectus, unless otherwise indicated in such documents. Westport Fuel Systems anticipates that subsequent events and developments may cause its views and expectations to change. However, while Westport Fuel Systems may elect to update such forward-looking information and statements at a future time, it has no current intention of and assumes no obligation for doing so except to the extent required by applicable law.

SUMMARY OF THE OFFERING

The following summary highlights basic information about this Offering. This summary does not contain all of the information you should consider before making a decision to invest in the Common Shares. You should review this entire Prospectus Supplement and the accompanying Prospectus carefully, including the risks of investing in the Common Shares discussed in the "Risk Factors" section of this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

Number of Offered Shares	· Common Shares

Over-Allotment Option	· Common Shares

Shares outstanding before the Offering	147,868,170 Common Shares

Shares outstanding after the Offering	· Common Shares (· Common Shares if the Underwriters exercise the Over-Allotment Option in full)

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Use of Proceeds	We expect to use the net proceeds from this Offering for capital expenditures, to expand production capacity and research and development for our high pressure direct injection ("HPDI") technology, acquire bolt-on businesses that offer complementary capabilities or technologies to our existing businesses, to further strengthen our balance sheet, as well as for general corporate purposes. See "Use of Proceeds"

Risk Factors	You should carefully read and consider the information set forth in "Risk Factors" beginning on page S-16 of this Prospectus Supplement and page 17 of the Prospectus, and in the documents incorporated by reference herein and therein before investing in the Common Shares

TSX symbol	WPRT

Nasdaq symbol	WPRT

The number of Offered Shares and the number of Common Shares to be outstanding are based on the number of Common Shares outstanding as of the date of this Prospectus Supplement. Unless the Company specifically states otherwise, the information in this Prospectus Supplement:

·	is based on the assumption that the Underwriters will not exercise the Over-Allotment Option;

·	excludes 873,800 Common Shares reserved for issuance upon the exercise of performance share units ("PSUs") outstanding as of May 31, 2021; and

·	excludes 378,253 Common Shares reserved for issuance upon the exercise of restricted share units ("RSUs") outstanding as of May 31, 2021.

MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION

References to dollars or "$" are to Canadian currency unless otherwise indicated. All references to "U.S.$" or "U.S. dollar" refer to United States dollars. On May 31, 2021, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $0.8284. The following table sets out, for each period indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of the exchange rates during each such period and the end-of-period rate, for one Canadian dollar, expressed in United States dollars, based on the average exchange rate as reported by the Bank of Canada.

Year Ended December 31,
	2020	2019	2018
High for the period	U.S.$0.7863	U.S.$0.7699	U.S.$0.8138
Low for the period	U.S.$0.6898	U.S.$0.7353	U.S.$0.7330
End of the period	U.S.$0.7854	U.S.$0.7699	U.S.$0.7330
Average for the period(1)	U.S.$0.7461	U.S.$0.7537	U.S.$0.7721

Note:

(1)	Represents the average annual exchange rate as reported by the Bank of Canada.

U.S. dollar-denominated transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions. Canadian dollar monetary assets and liabilities at reporting dates are translated at the exchange rate existing at the reporting date.

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The above rates may differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this Prospectus Supplement or the documents incorporated by reference herein. Inclusion of these exchange rates is not meant to suggest that the Canadian dollar amounts actually represent such U.S. dollar amounts or that such amounts could have been converted into U.S. dollars at any particular rate, if at all.

NON-GAAP MEASURES

The SEC and the Canadian securities regulators have rules that regulate the use of "non-GAAP financial measures" that are derived on the basis of methodologies other than in accordance with U.S. GAAP. This Prospectus Supplement and the documents incorporated by reference herein contain references to EBITDA and adjusted EBITDA, which are non-GAAP financial measures.

These performance measures are employed by us internally to measure operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Non-GAAP financial measures are not audited. These non-GAAP financial measures have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using these non-GAAP financial measures.

For reconciliation of these non-GAAP financial measures to the most comparable applicable GAAP financial measures, see "Non-GAAP Measures" in the Annual MD&A.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Investor Relations at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046. Copies of documents incorporated by reference are also available electronically at www.sedar.com or www.sec.gov.

This Prospectus Supplement is incorporated by reference into the Prospectus as of the date hereof and only for the purposes of the distribution of the Common Shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details.

The following documents, filed by Westport Fuel Systems with the various securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

1.	the annual information form of Westport Fuel Systems for the year ended December 31, 2020 dated and filed on March 15, 2021 (the "AIF");

2.	the management proxy circular dated March 15, 2021, relating to the annual general and special meeting of shareholders held on May 5, 2021;

3.	audited consolidated financial statements as at December 31, 2020 and December 31, 2019 and for the years ended December 31, 2020 and December 31, 2019, together with the notes thereto, and the auditors' report thereon;
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4.	management's discussion and analysis ("Annual MD&A") of financial condition and results of operations dated March 15, 2021 for the fiscal year ended December 31, 2020;

5.	condensed consolidated interim financial statements as at March 31, 2021 and for the three months ended March 31, 2021 and March 31, 2020, together with the notes thereto; and

6.	management's discussion and analysis ("Interim MD&A") of financial condition and results of operations dated May 6, 2021 for the three months ended March 31, 2021.

The template version of the investor presentation dated June 1, 2021, filed on SEDAR in connection with this Offering and included in Appendix "A" to this Prospectus Supplement, is referred to as the "Investor Presentation". The Investor Presentation is not part of this Prospectus Supplement to the extent that the contents of the Investor Presentation have been modified or superseded by a statement contained in this Prospectus Supplement.

Any document of the type required by National Instrument 44-101 Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent auditor's report thereon, management's discussion and analysis and information circulars of the Company, filed by Westport Fuel Systems with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and during the period that this Prospectus Supplement is effective shall be deemed to be incorporated by reference in this Prospectus Supplement. To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in a report that is filed with the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10, if and to the extent expressly provided in such filings. In addition, we have and will incorporate by reference into this Prospectus Supplement from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act. Our U.S. filings are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement, in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or in the Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement, or the Prospectus except as so modified or superseded.

MARKETING MATERIALS

Any "template version" of any other "marketing materials" (as such terms are defined in applicable Canadian securities laws) filed with the securities commissions or similar authorities in each of the provinces and territories of Canada in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement is deemed to be incorporated by reference herein.

WESTPORT FUEL SYSTEMS INC.

Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

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As of the date hereof, Westport Fuel Systems currently has three material subsidiaries: (i) Westport Fuel Systems Canada Inc., which is wholly-owned by Westport Fuel Systems and incorporated pursuant to the Business Corporations Act (British Columbia); (ii) Westport Fuel Systems Italia S.r.l., an Italian corporation, which is an indirect subsidiary of Westport Fuel Systems created through the merger of Emer S.p.A and M.T.M. S.r.l. in 2020; and (iii) Prins Autogassystemen B.V., a Netherlands corporation and indirect subsidiary of Westport Fuel Systems.

OUR BUSINESS

Westport Fuel Systems is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. Our diverse product offering sold under a wide range of established global brands enable the use of a number of alternative fuels, which provide environmental and economic advantages, including liquefied petroleum gas, compressed natural gas, liquefied natural gas, renewable natural gas or biomethane and hydrogen. We supply our products and services through a network of distributors, OEMs and delayed OEM programs and we have customers in more than 70 countries. Today, our products and services are available for the passenger car and light-, medium- and heavy-duty truck, cryogenics, and hydrogen applications.

Westport Fuel Systems believes it is well-positioned to increase revenues and market share as new stringent environmental regulations mandating greenhouse gas emission reductions have been introduced in key markets around the world. Further the economic benefits of our market ready technologies and the compelling Total Cost of Ownership are a key factor to capitalize on these opportunities. In addition to our significant operational competency in well-established transportation markets, our development of new technologies provides us a premier technology leadership position which is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position.

RECENT DEVELOPMENTS

On May 28, 2021, Westport Fuel Systems agreed to acquire Stako sp. z o.o. ("Stako"), a subsidiary of Worthington Industries Inc. in a transaction valued at €5 million. Stako is based in Słupsk, Poland, and is a manufacturer of liquified petroleum gas fuel storage, supplying the aftermarket and OEM market segments through a worldwide network of dealers. The Company believes that the acquisition will help develop its ability to supply completely integrated fuel systems.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company's consolidated capitalization as of March 31, 2021 on an actual basis and on an as adjusted basis to give effect to the sale of the Offered Shares in this Offering (assuming no exercise by the Underwriters of the Over-Allotment Option) and the receipt of the net proceeds therefrom at the Offering Price. The following table is based on the unaudited condensed consolidated interim balance sheet of Westport Fuel Systems as at March 31, 2021 and should be read in conjunction with other information included in the documents incorporated by reference in this Prospectus Supplement.

There have been no material changes in our share and debt capitalization that have occurred subsequent to March 31, 2021, other than the amendment of the terms of the UniCredit S.p.A Euro denominated loan agreements to combine the facilities into one U.S.$8.8 million loan facility. This loan matures on March 31, 2027, bears interest at an annual rate of 1.65% and the cash pledge as security was removed after the amendment.

Indebtedness
	Actual	As Adjusted
Total Short-Term Debt	U.S.$7.9 million	U.S.$7.9 million
Total Long-Term Debt, including current portion	U.S.$54.3 million	U.S.$54.3 million
Total Royalty Payable, including current portion	U.S.$16.5 million	U.S.$16.5 million
Shareholders Equity
Common Shares	U.S.$1,130.9 million	U.S.$● million
Basic Shares Outstanding (presented on an as-converted to Common Shares basis)	147,848,018	●
Restricted Share Units (RSUs)	377,637	377,637
Performance Share Units (PSUs)	873,800	873,800
Convertible debt conversion option to Common Shares	1,760,564	1,760,564
Fully-Diluted Shares Outstanding	150,860,019	●

S-8

USE OF PROCEEDS

The net proceeds from the sale of Offered Shares will be approximately U.S.$94,500,000, assuming no exercise of the Over-Allotment Option, after deducting the Underwriters' Fee of U.S.$5,500,000 (assuming no Offered Shares are purchased by Insiders) and before deducting our expenses incurred in connection with the Offering. If the Over-Allotment Option is exercised in full, the net proceeds of the Offering will be approximately U.S.$108,675,000, after deducting the Underwriters' Fee of U.S.$6,325,000 (assuming no Offered Shares are purchased by Insiders) and before deducting our expenses incurred in connection with the Offering. The expenses of the Offering are expected to be approximately U.S.$·.

Westport Fuel Systems primarily intends to use the net proceeds of the Offering (as to approximately 25% to 40% of net proceeds) for capital expenditures to expand and automate production capacity of the Company's flagship HPDI products to meet anticipated customer demand and with the goal of improving profit margin on our products, and (as to approximately 20% to 40% of the net proceeds) to advance the research and development of the Company's HPDI technology to decarbonize transportation economically and efficiently, including through the use of hydrogen. The remainder of the funds are to be allocated for potential acquisition of as yet undetermined bolt-on businesses that offer complementary capabilities or technologies to our existing businesses, to further strengthen our balance sheet, as well as for general corporate purposes. Pending their use, we intend to invest the net proceeds from the Offering in short-term, investment grade, interest bearing instruments or hold them as cash.

Although the Company intends to expend the net proceeds from the Offering as set forth above based on current plans and business conditions, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. The Company will have significant discretion in the use of any net proceeds from the Offering and such proceeds may be used differently or in different amounts than estimated above. See "Risk Factors."

PLAN OF DISTRIBUTION

The Offered Shares will be offered in each of the provinces of Canada (other than Québec) and in the United States pursuant to the MJDS and, subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada and the United States. The Offering consists of ● Offered Shares at the Offering Price of U.S.$● per Offered Share and up to an additional ● Common Shares at the Offering Price, representing 15% of the Offered Shares, if the Underwriters exercise the Over-Allotment Option in full. The Offered Shares will be issued on the Closing Date pursuant to the Underwriting Agreement.

The Company has agreed to issue and sell an aggregate of ● Offered Shares under the Offering. The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement, at the Offering Price of U.S.$● per Offered Share, payable in cash to Westport Fuel Systems against delivery of the Offered Shares on the Closing Date. In consideration for their services in connection with the Offering, the Underwriters will be paid an underwriters' fee (the "Underwriters' Fee") equal to 5.5% of the gross proceeds of the Offering (U.S.$● per Offered Share, for an aggregate fee payable by the Company of U.S.$5,500,000, exclusive of the Offered Shares upon exercise of the Over-Allotment Option) and no fee for Offered Shares (with a maximum aggregate Offering Price of up to U.S.$2,000,000) sold to Insiders. The Underwriters will also be reimbursed for certain expenses, including legal fees. The Underwriters' Fee in respect of the Offering will be payable on the Closing Date. In consideration of the services provided in assisting the Company in structuring the terms of the Offering, the Lead Underwriters shall be entitled to receive from the Company, out of the Underwriters' Fee, a work fee equal to 6.0% of the aggregate Underwriters' Fee, which will be allocated 75% to RBC Dominion Securities Inc. and 25% to J.P. Morgan Securities Canada Inc., prior to the payment by the Company of the remaining Underwriters' Fee to the Underwriters.

The Company has granted to the Underwriters the Over-Allotment Option to purchase up to an additional ● Offered Shares on the same terms and conditions as the Offering, exercisable in whole or in part at any time up to 30 days following the Closing Date solely for the purpose of covering over-allotments that exist on the Closing Date, if any, and for market stabilization purposes. A purchaser who acquires Offered Shares forming part of the Underwriters' over-allocation position acquires those Offered Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases. If the Underwriters exercise the Over-Allotment Option in full and assuming no Offered Shares are purchased by Insiders, the total price to the public, Underwriters' Fee and net proceeds to Westport Fuel Systems, before deducting expenses of the Offering, will be U.S.$115,000,000, U.S.$6,325,000 and U.S.$108,675,000, respectively. This Prospectus Supplement also qualifies the issuance of Offered Shares upon exercise of the Over-Allotment Option.

S-9

The Offering Price was determined by negotiation between the pricing committee of the board of directors of the Company and the Lead Underwriters, on their own behalf and on behalf of the other Underwriters, with reference to the then-current price of the Common Shares. The Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price, less the Underwriters' Fee set forth on the cover page of this Prospectus Supplement, the number of Offered Shares listed next to its name in the following table:

Number of Offered Shares
RBC Dominion Securities Inc.	●
J.P. Morgan Securities Canada Inc.	●
Oppenheimer & Co. Inc.	●
Craig-Hallum Capital Group LLC	●
Total	●

The Company and the Underwriters understand that certain directors, officers, employees and each shareholder who currently holds greater than 10% of the outstanding Common Shares or affiliates thereof (collectively, "Insiders") may purchase Offered Shares under the Offering. The Company is expected to act as settlement agent for the Underwriters to directly settle the purchase of any Offered Shares by Insiders currently residing outside of Canada or the United States who desire to purchase Offered Shares under the Offering.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard "litigation out", "financial out", "disaster out", "regulatory out" and "material adverse change out" rights of termination. If any Underwriter fails to purchase the Offered Shares which it has agreed to purchase, the remaining Underwriter(s) may, but are not obligated to, purchase such Offered Shares, provided that if the number of Offered Shares that the defaulting Underwriters or Underwriter(s) agreed but failed to purchase is less than or equal to 10% of the aggregate number of Offered Shares agreed to be purchased by the Underwriters, then the Company shall have the right to require the other Underwriters to purchase the Offered Shares which the defaulting Underwriter or Underwriters failed to purchase, on a pro rata basis or as they may otherwise agree between themselves. If the aggregate amount of Offered Shares not purchased is greater than 10% of the aggregate number of Offered Shares agreed to be purchased by the Underwriters, then each of the Underwriters shall be relieved of its obligations to purchase its respective percentage of the Offered Shares, subject to the terms and conditions of the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Common Shares under the Over-Allotment Option.

The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their respective subsidiaries and affiliates and each of their respective directors, officers, affiliates, employees, partners, agents and each other person, if any, who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act against certain liabilities, claims, demands, losses, costs, actions, damages and expenses that do not arise out of the gross negligence or willful misconduct of the Underwriters in certain circumstances.

The Offering Price of the Offered Shares will be payable in U.S. dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to Westport Fuel Systems by the Underwriters in U.S. dollars based on the Offering Price. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the net proceeds received by the Company pursuant to the Offering. In the event the Offering Price of the Offered Shares is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid to the Company by the Underwriters for the Offered Shares.

S-10

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time, without notice. The closing of the Offering is expected to occur on or about June ●, 2021 or such later date as the Company and the Underwriters may agree but, in any event, not later than June ●, 2021.

The Common Shares are listed and posted for trading on the TSX under the trading symbol "WPRT" and on the Nasdaq under the trading symbol "WPRT". The Company has applied to list the Offered Shares on the TSX. Listing of the Offered Shares on the TSX will be subject to Westport Fuel Systems fulfilling all of the listing requirements of the TSX and there can be no assurance that the Offered Shares will be accepted for listing on the TSX. Westport Fuel Systems has given notice to the Nasdaq of the Offering. Further particulars concerning the attributes of the Common Shares are set out under "Description of Common Shares" in the Prospectus.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Until the distribution of Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. The Company has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. If the Underwriters create a short position in the Common Shares in connection with the Offering (i.e. if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above.

Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of such stabilization or other activities. The Underwriters are not required to engage in these activities.

Pursuant to the Underwriting Agreement, Westport Fuel Systems has agreed, subject to certain exceptions, not to, among other things, directly or indirectly, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any Common Shares, or financial instruments or securities convertible or exchangeable into Common Shares, or publicly announce its intention to do so or file a prospectus or registration statement in respect thereof, for a period from the date of the Underwriting Agreement until 90 days following the Closing Date without the prior written consent of the Lead Underwriters on behalf of the Underwriters, which consent may be withheld in their sole discretion; provided that, Westport Fuel Systems shall not be prevented or restricted from: (a) issuing the Offered Shares including pursuant to the Over-Allotment Option, (b) granting any equity-based compensation awards (including PSUs and RSUs) under the Company's omnibus incentive plan or other equity-based compensation plan, (c) issuing Common Shares on exercise, payout or settlement of outstanding equity-based compensation awards (including PSUs and RSUs) granted under such omnibus incentive plan or other equity-based compensation plan and upon exercise of outstanding rights, agreements, warrants and other convertible securities existing on the date of the Underwriting Agreement, and (d) issuing securities of up to 10% of the issued and outstanding Common Shares, or securities convertible into, exercisable for, or which are otherwise exchangeable for Common Shares immediately following the closing date of the Offering, in connection with any acquisition or other similar strategic transactions, provided that any recipient of such securities shall agree to enter into a lock-up agreement with the Underwriters on substantially the same lock-up restrictions as contemplated in the Underwriting Agreement and that there shall be no further transfer of such securities except in accordance with such lock-up agreement, and the Company shall enforce such rights and impose stop-transfer restrictions on any such sale or other transfer or disposition of such shares until the end of the applicable period.

S-11

The Company has also agreed to use reasonable commercial efforts to cause each director and officer of the Company and each shareholder who currently holds greater than 10% of the outstanding Common Shares or affiliates thereof, to enter into lock-up agreements in favour of the Lead Underwriters evidencing their agreement not to, among other things, for a period of 90 days following the date of the Underwriting Agreement, directly or indirectly offer, sell or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to do any of the foregoing, any Common Shares or other securities of the Company held by them, directly or indirectly or under their control or direction, other than with the prior written consent of the Lead Underwriters or as otherwise permitted under the terms of the lock-up agreements. Notwithstanding the foregoing, such persons that enter into lock-up agreements shall be permitted to sell up to an aggregate of 200,000 Common Shares during such period.

The Offered Shares will be offered in the U.S. through the Underwriters. The Offering is being made in the U.S. pursuant to the MJDS. Offers may also be made on a private placement basis where permitted by applicable law. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

In connection with the sale of the Offered Shares, the Underwriters may receive compensation from Westport Fuel Systems or from purchasers of the Offered Shares for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Offered Shares may be deemed to be underwriters and any commissions received by them from the Company and any profit on the resale of Offered Shares by them may be deemed to be underwriting commissions under the Securities Act.

Certain of the Underwriters and their affiliates have provided in the past to the Company and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for the Company and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company's debt or equity securities or loans, and may do so in the future.

Electronic Distribution

A Prospectus Supplement in electronic format may be made available on Internet sites or through other online services maintained by the Underwriters in the Offering, or by their affiliates. In those cases, and subject to applicable laws, prospective investors in the U.S. may view offering terms online and prospective investors in the U.S. may be allowed to place orders online. The Underwriters may agree with the Company to allocate a specific number of Offered Shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Underwriters on the same basis as the other allocations.

Other than the Prospectus Supplement in electronic format, the information on the Underwriters' website and any information contained in any other web site maintained by the Underwriters or any selling group member is not part of or incorporated by reference into this Prospectus Supplement, the Prospectus or the registration statement of which this Prospectus Supplement and the accompanying Prospectus forms a part and has not been approved and/or endorsed by the Company or the Underwriters in their capacity as underwriters and should not be relied upon by investors.

S-12

Notice to Prospective Investors in the European Economic Area

This Prospectus Supplement has been prepared on the basis that any offer of Offered Shares in any member state (the "Member States" and each a "Member State") of the European Economic Area will be made pursuant to an exemption under the EU Prospectus Regulation (as defined below) from the requirement to produce or publish a prospectus for offers of Offered Shares to the public. Accordingly, any person making or intending to make any offer of Offered Shares to the public in a Member State which are the subject of the offering contemplated in this Prospectus Supplement may only do so in circumstances in which no obligation arises for the Company or any of the Underwriters to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation in relation to such offer. Neither the Company nor the Underwriters have authorized, nor do the Company or the Underwriters authorize, the making of any offer of Offered Shares to the public in circumstances in which an obligation arises for the Company or the Underwriters to publish a prospectus or supplement a prospectus for such offer. Neither the Company nor the Underwriters have authorized, nor do the Company or the Underwriters authorize, the making of any offer of Offered Shares through any financial intermediary, other than offers made by the Underwriters, which constitute the final placement of the Offered Shares contemplated in this Prospectus Supplement.

In relation to each Member State of the European Economic Area, each Underwriter has represented and agreed, and each further underwriter appointed under the Offering will be required to represent and agree, that it has not made and will not make an offer of any Offered Shares to the public which are the subject of the offering contemplated by this Prospectus Supplement in that Member State, except that it may make an offer of such Offered Shares to the public in that Member State:

·	to any legal entity which is a qualified investor as defined in the EU Prospectus Regulation;

·	to fewer than 150 natural or legal persons per Member State (other than qualified investors as defined in the EU Prospectus Regulation), as permitted under the EU Prospectus Regulation, subject to obtaining the prior consent of the Underwriters for any such offer; or

·	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of Offered Shares shall result in a requirement for the publication by the Company or any Underwriter of a prospectus pursuant to Article 3 of the EU Prospectus Regulation or of a supplement to a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this Prospectus Supplement, the expression an "offer of Offered Shares to the public" in relation to any Offered Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Shares, and the expression "EU Prospectus Regulation" means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market.

Notice to Prospective Investors in Germany

Neither this Prospectus Supplement nor any other material relating to the Offering has been filed with or approved by the German Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, "BaFin") according to the EU Prospectus Regulation, German Securities Prospectus Act (Wertpapierprospektgesetz, "WpPG"), the German Investment Code (Kapitalanlagegesetzbuch) or the German Capital Investment Act (Vermögensanlagengesetz) or with any other governmental or regulatory authority in Germany.

The Offering is not being made, and may not be made to the public in Germany as a Relevant Member State, except pursuant to one of the exemptions under the EU Prospectus Regulation set out in the "Notice to Prospective Investors in the European Economic Area" above. For Germany as a Relevant Member States, the EU Prospectus Regulation was supplemented by the WpPG.

S-13

Notice to Prospective Investors in Italy

Neither this Prospectus Supplement nor any other material relating to the Offering has been filed with or approved by the Italian Financial Supervisory Authority (CONSOB) according to the EU Prospectus Regulation and the Italian Consolidated Law on Finance (i.e. Legislative Decree no. 58/1998) or with any other governmental or regulatory authority in Italy.

The Offering is not being made, and may not be made to the public in Italy as a Relevant Member State, except pursuant to one of the exemptions under the EU Prospectus Regulation set out in the "Notice to Prospective Investors in the European Economic Area" above. For Italy as a relevant Member State, the EU Prospectus Regulation was supplemented by the Italian Consolidated Law on Finance (i.e. Legislative Decree no. 58/1998) as well by CONSOB Regulation no. 11971 of 14 May 1999, as amended and supplemented from time to time.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act of 2012) (the "FSMA")) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Each Underwriter, on behalf of itself and each of its affiliates, has represented and agreed, and each further Underwriter appointed under the Offering will be required to represent and agree, that:

·	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of the FSMA) received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to Westport Fuel Systems; and

·	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

A copy of the Underwriting Agreement can be obtained under our profile on SEDAR at www.sedar.com.

PRIOR SALES

The following description of securities issuances contains information with respect to all issuances of our securities for the 12-month period prior to the date of this Prospectus Supplement:

Date of Issuance	Class of Securities	Number of Securities	Exercise or Weighted Average Issue Price per Security (U.S.$)
2020
May 1 – 31	Common Shares(1)	137,799	1.25 – 1.49
June 1 – 30	Common Shares(1)	146,508	1.23 – 1.47
July 1 – 31	Common Shares(1)	99,608	1.24
September 1 – 30	Common Shares(1)	183,466	1.66
October 1 – 31	Common Shares(1)	147,889	1.75 – 1.85
November 1-30	Common Shares(1)(3)	1,270,155	1.42 – 3.99
December 1-31	Common Shares(1)(3)	5,611,450	1.42 – 4.95
June 22	RSUs(2)	99,608	1.28
September 15	RSUs(2)	66,222	1.68

S-14

Date of Issuance	Class of Securities	Number of Securities	Exercise or Weighted Average Issue Price per Security (U.S.$)
September 2	Bonus shares	150,133	1.70
November 16	RSUs(2)	11,538	2.93
December 15	RSUs(2)	26,488	4.20
2021
January 1-31	Common Shares(1)(3)	3,771,379	1.42 – 8.42
May 18	RSUs(2)	20,768	6.14
May 1-31	Common Shares(1)	20,152	5.50 – 6.14

Notes:

(1)	Represents the issuance of Common Shares issued upon exercise of RSUs and bonus shares under Westport Fuel Systems' omnibus incentive plan.
(2)	Represents the issuance of RSUs and performance share units PSUs under Westport Fuel Systems' omnibus incentive plan. Common Shares issued upon exercise of RSUs and PSUs have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the grant date.
(3)	Represents the issuance of Common Shares through the ATM Program and pursuant to the conversion of the Cartesian Notes in accordance with their terms.

MARKET FOR SECURITIES

Our outstanding Common Shares are listed and posted for trading on the TSX and on the Nasdaq under the trading symbol "WPRT". The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and the Nasdaq for the periods indicated. On the last completed trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares listed on the TSX and the Nasdaq was Cdn.$7.37 per Common Share on May 31, 2021 and U.S.$6.26 per Common Share on May 28, 2021, respectively.

	TSX			Nasdaq
	High (Cdn.$)	Low (Cdn.$)	Volume (Shares)	High (U.S.$)	Low (U.S.$)	Volume (Shares)
Period
2020
May	2.17	1.28	2,323,006	1.57	0.90	27,157,529
June	2.05	1.54	2,127,181	1.54	1.12	22,007,816
July	2.65	1.59	3,055,612	2.00	1.17	37,272,420
August	3.10	1.95	3,602,899	2.34	1.46	31,917,132
September	3.20	2.04	7,145,061	2.42	1.55	128,454,071
October	3.03	2.09	4,812,575	2.31	1.57	36,261,157
November	5.69	2.29	10,765,192	4.40	1.72	74,070,768
December	8.00	4.85	10,975,855	6.22	3.75	67,495,606
2021
January	11.20	6.14	12,581,803	8.87	4.80	80,890,318
February	16.49	9.14	12,215,538	12.95	7.12	101,153,323
March	13.50	8.09	16,846,872	10.83	6.40	75,228,431
April	9.42	7.28	6,947,502	7.50	5.77	37,003,944
May	8.60	5.69	9,823,277	6.99	4.65	28,878,684

RISK FACTORS

An investment in securities of Westport Fuel Systems including in Common Shares offered hereby is subject to certain risks, which should be carefully considered by prospective purchasers before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus Supplement and the Prospectus currently and from time to time, investors should carefully consider the risk factors indicated below. Any one of such risk factors could materially adversely affect our business, prospects, financial condition, results of operations, cash flows and/or an investment in the Common Shares and could cause actual events to differ materially from those described in forward-looking information and statements relating to Westport Fuel Systems.

Volatility in Share Price

The following risk factor supplements the other information contained in and incorporated by reference into this Prospectus Supplement and the Prospectus and the existing risk factor entitled "Our Common Share price may fluctuate" is hereby updated and replaced to include the effects of the ongoing volatility in the market prices of securities of technology companies:

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The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price has varied from U.S.$0.90 to U.S.$12.95 per Common Share on Nasdaq and from Cdn.$1.28 to Cdn.$16.49 per Common Share on the TSX since May 1, 2020. Our Common Share price has been and could in the future be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the impact of COVID-19 on our business, operations, capital resources and/or financial results; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. Therefore, you bear the market risk associated with fluctuations in the price of our Common Shares. Unstable market conditions could cause the trading price of the Company's Common Shares to decline or fluctuate in a rapid or unpredictable manner and, in that case, investors could lose all or part of their investment in such securities. Additionally, our Common Share price has historically been strongly correlated with the differential between the price of natural gas, diesel fuel and crude oil. The price of such commodities has been subject to significant volatility. See "Market for Securities" for the trading price of our Common Shares for the periods indicated.

In addition, an offering of Common Shares hereunder, or the perception that Common Shares may be sold, could negatively affect the market price of the Company's Common Shares. An issuance of additional Common Shares could also dilute the percentage ownership interest and corresponding voting power of the existing holders of such Common Shares. Holders of our Common Shares are not entitled to pre-emptive rights or other protections against dilution.

Broad Discretion in the Use of Proceeds

Management of Westport Fuel Systems will have broad discretion in the application of the net proceeds from the Offering pursuant to this Prospectus Supplement and the Prospectus and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on Westport Fuel Systems and cause the price of the Common Shares to decline. Pending their use, Westport Fuel Systems may invest the net proceeds from the Offering pursuant to this Prospectus Supplement and the Prospectus in a manner that does not produce income or that loses value.

Forward-Looking Information May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus Supplement under the heading "Special Notice Regarding Forward-Looking Statements".

Additional Issuance of Common Shares May Result in Dilution

Westport Fuel Systems may issue additional securities in the future, which may dilute a shareholder's holdings in Westport Fuel Systems. Westport Fuel Systems' articles permit the issuance of an unlimited number of Common Shares, and existing shareholders will have no pre-emptive rights in connection with such further issuance. Westport Fuel Systems' board of directors has discretion to determine the price and the terms of further issuances. Westport Fuel Systems cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and Westport Fuel Systems may experience dilution in its revenue per share.

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We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected.

The design and manufacture of gaseous fuel systems is a capital intensive business, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. We have made significant strides in improving the profitability our businesses especially with the rapid growth of Heavy Duty OEM business using our HPDI technology, but until we are consistently generating positive free cash flows, we may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our organic cash flows from operations, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our indebtedness, even if not required contractually. We need sufficient capital to fund our ongoing operations, ramp up our production of HPDI, and continue research and development projects for future generations of our products and/or technologies. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially and adversely affected.

Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the consolidated financial statements for fiscal year 2020 were issued. The 2020 consolidated financial statements have therefore been prepared on the basis that the Company will continue as a going concern. See note 2 in the consolidated financial statements for additional details on the Company's discussion on going concern.

U.S. Holders of the Offered Shares may suffer adverse tax consequences if we are treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest income) or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, we do not believe that we will be a PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects, and a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. Changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in "Material U.S. Federal Income Tax Considerations for U.S. Holders") holds the Offered Shares, such U.S. Holder may be subject to adverse tax consequences. Each prospective investor is strongly urged to consult its tax advisors regarding the application of these rules to such investor's particular circumstances. See "Material U.S. Federal Income Tax Considerations for U.S. Holders".

If a U.S. person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a United States shareholder with respect to each controlled foreign corporation ("CFC") in our group (if any). In addition, because our group includes one or more United States subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs, regardless of whether or not we are treated as a CFC. A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of Subpart F income, global intangible low-taxed income and investments in U.S. property by CFCs, whether or not we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to a United States shareholder's U.S. federal income tax return for the year for which reporting was due from starting. Furthermore, we cannot provide any assurances that we will have sufficient information to assist investors in determining whether we or any of our subsidiaries are treated as a CFC or whether such investor is treated as a United States shareholder with respect to any such CFCs. We also cannot guarantee that we will be in a position to furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. investors should consult their own advisors regarding the potential application of these rules to an investment in the Offered Shares.

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ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, Canadian counsel to Westport Fuel Systems, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act"), the Offered Shares, if issued on the date hereof, would be "qualified investments" under the Tax Act at a particular time for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a registered education savings plan ("RESP"), a registered disability savings plan ("RDSP"), a tax-free savings account ("TFSA") (each, a "Registered Plan") or a trust governed by a deferred profit sharing plan, provided that, at all material times, either: (i) the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and the Nasdaq); or (ii) the Company is a "public corporation" as defined in the Tax Act.

Notwithstanding that the Offered Shares may be "qualified investments" for a Registered Plan as described above, the holder of, or annuitant or subscriber under, a Registered Plan (the "Controlling Individual") will be subject to a penalty tax in respect of the Offered Shares held in a Registered Plan if such Offered Shares are a "prohibited investment" for the particular Registered Plan. An Offered Share generally will be a prohibited investment for a Registered Plan if the Controlling Individual does not deal at arm's length with the Company for the purposes of the Tax Act or the Controlling Individual has a "significant interest" (as defined for purposes of the prohibited investment rules in the Tax Act) in the Company. Generally, a Controlling Individual will not have a "significant interest" in the Company unless the Controlling Individual and/or persons not dealing at arm's length with the Controlling Individual owns, directly or indirectly, 10% or more of the issued shares of any class of capital of the Company or of a Company related to the Company. In addition, the Offered Shares will not be a prohibited investment if such securities are "excluded property" (as defined in the Tax Act for purposes of the prohibited investment rules) for a Registered Plan.

Prospective purchasers who intend to invest through a Registered Plan should consult their own tax advisors with respect to whether Offered Shares would be a prohibited investment having regard to their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, Canadian counsel to Westport Fuel Systems, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, the following is, as of the date of this Prospectus Supplement, a general summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who acquires beneficial ownership of Offered Shares. This summary applies only to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm's length with the Company and the Underwriters, (ii) is not affiliated with the Company or the Underwriters, and (iii) acquires and holds the Offered Shares as capital property (a "Holder"). The Offered Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon: (i) the facts set out in this Prospectus, (ii) the current provisions of the Tax Act in force as of the date hereof, (iii) all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and the assumption that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all, and (iv) our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account or anticipate any change in the administrative policies or assessing practices of the CRA.

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This summary is not applicable to a Holder: (i) that is a "financial institution" within the meaning of the Tax Act for the purposes of the mark-to-market rules; (ii) that is a "specified financial institution" within the meaning of the Tax Act for the purposes of mark-to-market rules; (iii) that reports its "Canadian tax results" as defined in the Tax Act in a currency other than Canadian currency; (iv) an interest in which is a "tax shelter investment" within the meaning of the Tax Act; (v) that enters into a "synthetic disposition arrangement" or "derivative forward agreement" each as defined in the Tax Act, in respect of the Offered Shares; (vi) that receives dividends on the Offered Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act; (vii) that is a corporation resident in Canada that is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident corporation or a non-resident person or group of non-resident persons (including any combination of non-resident corporations, non-resident individuals or non- resident trusts) that do not deal with each other at arm's length for the purposes of the rules in section 212.3 of the Tax Act; (viii) that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere; or (ix) that is an "authorized foreign bank" as defined in the Tax Act, with respect to the Offered Shares. Such Holders, should consult their own tax advisors with respect to an investment in the Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars, based on the relevant exchange rate determined in accordance with the detailed rules in the Tax Act in that regard. Amounts denominated in any other currency must be converted into Canadian dollars based on the exchange rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder's particular circumstances. Holders (including Non-Resident Holders) should consult their own tax advisors with respect to their particular circumstances.

Residents of Canada

This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada (a "Resident Holder"). A Holder who is resident in Canada for the purposes of the Tax Act and whose Offered Shares might not otherwise qualify as capital property, may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its Offered Shares and every other "Canadian security" (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent years deemed to be capital property. Such Resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends on Offered Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. To the extent the Company designates the dividends as "eligible dividends" within the meaning of the Tax Act in the prescribed manner, such dividends will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included or deemed to be included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may also be liable under Part IV of the Tax Act to a tax (refundable in certain circumstances) on any dividend that it receives or is deemed to receive on the Offered Shares to the extent that the dividend is deductible in computing the corporation's taxable income. A Resident Holder that is, throughout the year, a "Canadian controlled private corporation", as defined in the Tax Act, may be subject to an additional refundable tax on its "aggregate investment income" which is defined to include dividends that are not deductible in computing taxable income and an amount in respect of taxable capital gains. In certain circumstances, subsection 55(2) of the Tax Act will deem a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

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Dispositions of Offered Shares

A Resident Holder who disposes of, or is deemed for the purposes of the Tax Act to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or less) than the total of: (i) the adjusted cost base to the Resident Holder of the Offered Shares immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. The adjusted cost base to a Resident Holder of Offered Shares acquired pursuant to this Offering will be determined by averaging the cost of such Offered Shares with the adjusted cost base of all other Common Shares (if any) held by the Resident Holder as capital property at that time.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a "taxable capital gain" as defined in the Tax Act) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an "allowable capital loss" as defined in the Tax Act) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Offered Shares may, in certain circumstances, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Offered Shares (or a share for which an Offered Share has been substituted). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Taxes

Capital gains and taxable dividends received or deemed to be received in respect of the Offered Shares by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Non-Resident Holders

This section of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Offered Shares in the course of carrying on a business in Canada (a "Non-Resident Holder").

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Dividends

Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by the Company on the Offered Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States that is entitled to full benefits under the Treaty and is the beneficial owner of the dividends (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of our voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless: (i) the Offered Share constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act; and (ii) the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of an Offered Share will not be recognized under the Tax Act unless the Offered Share constitutes "taxable Canadian property" to the Non- Resident Holder for purposes of the Tax Act.

Provided the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and the Nasdaq) at the time of disposition, the Offered Shares will not constitute taxable Canadian property to the Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm's length holds a membership interest (directly or indirectly through one or more partnerships) owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) "Canadian resource properties" (as defined in the Tax Act), (c) "timber resource properties" (as defined in the Tax Act) or (d) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

In the event that a Non-Resident Holder disposes (or is deemed to have disposed) an offered share that is (or is deemed to be) taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable tax treaty, the income tax consequences discussed above under the heading "Residents of Canada—Dispositions of Offered Shares" will generally apply to the Non-Resident Holder. Non-Resident Holders whose offered shares may be taxable Canadian property should consult their own tax advisors.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of the Offered Shares, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service ("IRS"), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder of the Offered Shares. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of the Offered Shares.

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This discussion is limited to U.S. Holders that hold the Offered Shares as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment) and that have acquired Offered Shares. This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

·	U.S. expatriates and former citizens or long-term residents of the United States;

·	persons holding the Offered Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

·	banks, insurance companies, and other financial institutions;

·	brokers, dealers or traders in securities;

·	persons that directly, indirectly or constructively own 10% or more of the total combined voting power or value of all classes of our share capital;

·	real estate investment trusts or regulated investment companies;

·	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

·	tax-exempt organizations or governmental organizations;

·	persons deemed to sell the Offered Shares under the constructive sale provisions of the Code;

·	persons who hold or receive our Commons Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

·	persons that do not have the U.S. dollar as their functional currency;

·	persons that are resident in or have a permanent establishment outside of the United States; and

·	tax-qualified retirement plans.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a U.S. Holder

For purposes of this discussion, a "U.S. Holder" is any beneficial owner of the Offered Shares that, for U.S. federal income tax purposes, is or is treated as:

·	an individual who is a citizen or resident of the United States;

·	a corporation (or entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
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·	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

·	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Offered Shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding the Offered Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Passive Foreign Investment Company

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for any taxable year if either:

·	at least 75% of its gross income for such year is passive income (such as interest income); or

·	at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, we do not believe that we will be a PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects, and a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. Changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, there can be no assurance that we have not been or will not be a PFIC for any taxable year.

If the Company is considered a PFIC at any time that a U.S. Holder holds the Offered Shares, any gain recognized by the U.S. Holder on a sale or other disposition of the Offered Shares, as well as the amount of any "excess distribution" (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder's holding period for the Common Shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on Offered Shares exceeds 125% of the average of the annual distributions on the Offered Shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of the Offered Shares if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of the Offered Shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries.

If the Company is considered a PFIC, a U.S. Holder would also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ordinary shares.

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U.S. Holders should consult their own tax advisors regarding the adverse tax consequences of owning the Offered Shares were we to be a PFIC, certain elections that may be made that are designed to lessen the adverse tax consequences and reporting requirements that are applicable to U.S. Holders of stock of a PFIC.

Taxation of Dividends and Other Distributions on the Offered Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you (including the amount of any tax withheld) with respect to the Offered Shares generally will be includible in your gross income as dividend income on the date you receive such distribution, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in the Offered Shares, and then, to the extent such excess amount exceeds your tax basis in the Offered Shares, as capital gain. We currently do not, and do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rate applicable to qualified dividend income, provided (1)(a) we are eligible for the benefits of the Treaty, or (b) the dividends are with respect to Offered Shares that are readily tradable on an established securities market in the United States, (2) the Company is neither a PFIC nor treated as such with respect to you (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain other requirements (including holding period and at risk requirements) are met. The Common Shares are listed on the Nasdaq, which for this purpose is an established securities market in the United States. The determination of whether a dividend qualifies for the preferential tax rate described above must be made at the time the dividend is paid. Although we do not believe we are or will be a PFIC for the current taxable year or future taxable years, whether we are treated as a PFIC for any taxable year will depend on factual circumstances during such year, and therefore there can be no assurance that we will not be a PFIC for the taxable year in which such dividend is paid.

The amount of any distribution paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of such currency on the date such distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars at that time. If a distribution in a foreign currency is converted into U.S. dollars on the day it is received, the U.S. Holder will not be required to recognize foreign currency gain or loss with respect to such distribution. Any gain or loss on a conversion or other disposition of the foreign currency for a different U.S. dollar amount on a later date general will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends will constitute foreign-source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us with respect the Offered Shares will generally constitute passive category income but could, in the case of certain U.S. Holders, constitute general category income. However, if the Company is a "United States-owned foreign corporation," solely for foreign tax credit purposes, a portion of the dividends allocable the Company's U.S.-source earnings and profits may be re-characterized as U.S. source. A "United States-owned foreign corporation" is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. Under an exception, dividends will not be allocated to U.S.-source income if less than 10% of the earnings and profits of the United States-owned foreign corporations are attributable to sources within the United States. We cannot provide any assurances that we will not be characterized as a "United States-owned foreign corporation". If we are a United States-owned foreign corporation, if 10% or more of our earnings and profits are attributable to sources within the United States, the portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits would be treated as U.S.-source, and a U.S. Holder would not be permitted to offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of the dividends. The rules relating to the determination of the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

S-24

If Canadian withholding taxes apply to any dividends paid to you with respect to the Offered Shares, subject to certain conditions and limitations (including specific holding period and at risk rules), such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may elect to deduct such taxes in computing taxable income, subject to applicable limitations. If a refund of the tax withheld is available under the applicable laws of Canada or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a foreign tax credit in your particular circumstances, including the effects of the Treaty.

Taxation of Disposition of Offered Shares

Subject to the PFIC rules discussed above, upon a taxable sale or other taxable disposition of the Offered Shares, you generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and your tax basis in such Offered Shares. Your tax basis in your Offered Shares generally will equal the cost of such Offered Shares. Any gain or loss on the sale or other disposition of such Offered Shares generally will be treated as U.S.-source income or loss, and treated as long-term capital gain or loss if your holding period in such Offered Shares at the time of the disposition exceeds one year. Because capital gain on the sale or other disposition of the Offered Shares generally will be treated as U.S.-source gain, in the event any Canadian tax (including withholding tax) is imposed upon such sale or other disposition, you may not be able to utilize foreign tax credits unless (1) the gain is resourced as foreign-source under the provisions of the Treaty and you elect to apply the Treaty or (2) you have foreign-source income or gain in the same category from other sources. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.

Information Reporting and Backup Withholding

Payments of distributions with respect to the Offered Shares and proceeds from the sale, exchange or redemption of the Offered Shares that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Information with respect to Foreign Financial Assets

Individuals and certain entities that have U.S. individual owners or beneficiaries may be required to report information on IRS Form 8938 relating to an interest in the Offered Shares, subject to certain exceptions (including an exception for the Offered Shares held in accounts maintained by certain financial institutions). Penalties can apply if a U.S. Holder fails to satisfy such reporting requirements, and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which a required IRS Form 8938 is filed. You should consult your tax advisor regarding the effect, if any, of reporting requirements on your ownership and disposition of the Offered Shares.

S-25

THE DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN THE OFFERED SHARES. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon by Bennett Jones LLP and Latham & Watkins LLP, counsel to the Company, and by Blake, Cassels & Graydon LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Underwriters.

As of the date of this Prospectus Supplement, the partners and associates of Bennett Jones LLP beneficially owned, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.

AGENT FOR SERVICE OF PROCESS

D. Johnson, D. Hancock, R. Forst, V. Schaller and E. Wheatman are directors of the Company who reside outside of Canada. Each of these directors has appointed Bennett Jones LLP, 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7, as their agent for service of process. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITORS

The consolidated financial statements of Westport Fuel Systems as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP have confirmed with respect to Westport Fuel Systems that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Westport Fuel Systems under all relevant U.S. professional and regulatory standards.

S-26

APPENDIX "A"

INVESTOR PRESENTATION

David M. Johnson – CEO June 1, 2021 Driving Innovation to Power a Cleaner Tomorrow No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise . The offering and securities described in this document are being offered for sale only in those jurisdictions where they may be lawfully offered for sale and therein only by Persons permitted to sell such securities . NEITHER THE U . S . SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES DESCRIBED HEREIN, PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES OR DETERMINED IF THE PRELIMINARY PROSPECTUS SUPPLEMENT AND THE SHORT FORM BASE SHELF PROSPECTUS TO WHICH IT RELATES ARE TRUTHFUL OR COMPLETE . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE . A preliminary prospectus supplement dated June 1 , 2021 (“Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated March 16 , 2021 (“Prospectus”) to which it relates, and each document incorporated by reference therein, containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec . A copy of Prospectus Supplement, the Prospectus, and amendment that has been filed is required to be delivered with this document . The Prospectus Supplement is still subject to completion . There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus supplement has been issued . This document dated June 1 , 2021 , does not provide full disclosure of all material facts relating to the securities offered . Investors should read the Prospectus Supplement, final prospectus supplement, the Prospectus, and any amendments for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision .

PAGE 2 This presentation and accompanying oral presentation is being issued for informational purposes only, is not intended to provide the basis for any credit or other evaluation and does not form part of any offer or invitation to sell or issue any securities or any solicitation of any offer to purchase or subscribe for any securities . This presentation, in whole or in part, shall not form the basis for any contract or investment decision with respect to Westport Fuel Systems and should not be relied on in connection with any such contract or decision . No reliance should be placed on the accuracy or completeness of the information contained in this presentation . Westport Fuel Systems has not independently verified any data from third party sources referred to in this presentation . This presentation and accompanying oral presentation include statements with respect to Westport Fuel Systems which may constitute forward - looking statements and forward - looking information (collectively referred to as "forward - looking statements") within the meaning of Canadian securities laws, the United States Private Securities Litigation Reform Act of 1995 , Section 21 E of the United States Exchange Act of 1934 (as amended, the "U . S . Exchange Act") and Section 27 A of the U . S . Securities Act . When used in such documents, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward - looking statements . In particular, this presentation contains forward - looking statements, including statements regarding Westport Fuel Systems’ business, revenue, liquidity and cash usage expectations, future of our development programs, future sales of products and gross margin, mid - decade targets for revenue, gross margin and EBIT margin, the demand for and future availability of our products, the growth rate for various business segments, the costs of various competing technologies, the future success of our business and technology strategies, social and regulatory environments, the performance and competitiveness of Westport Fuel Systems products and expansion of product coverage and future market opportunities . Any such forward - looking statements are based on Westport Fuel System’s assumptions relating to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand . These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements . These risks, uncertainties and assumptions include those related to COVID - 19 , its duration, effects and government responses thereto, the general economy, solvency, governmental policies and regulation as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators . In addition, the effects and the impact of the COVID - 19 outbreak are unknown at this time and could cause actual results to differ materially from the forward - looking statements contained herein . Readers should not place undue reliance on any such forward - looking statements, which speak only as of the date they were made . We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as explicitly required by law . The contents of any website, RSS feed or Twitter account referenced in this presentation are not incorporated by reference herein . Westport Fuel Systems has not independently verified any data from third party sources referred to in this presentation . This communication is not intended to and does not constitute an advertisement, an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction where they may not be lawfully offered for sale, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of applicable Canadian securities law and Section 10 of the United States Securities Act of 1933 , as amended . Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, no public offer will be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mail or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction . No securities commission or similar authority of the United States, Canada, or any other jurisdiction has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offense . Westport Fuel Systems Disclaimer and Forward Looking Statements Nasdaq:WPRT / TSX:WPRT

PAGE 3 There are certain risk factors that should be carefully reviewed by prospective purchasers . An investment in the securities described in this presentation is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment . A prospective purchaser should therefore review the Prospectus Supplement and the Prospectus to which it relates, and the documents incorporated by reference therein, and carefully consider the risk factors described or referenced under "Risk Factors" included in the Prospectus Supplement, in the Prospectus to which it relates at the relevant time and the risks otherwise described in the Prospectus Supplement, the Prospectus and the documents incorporated by reference therein, prior to investing in any securities described hereby . Westport Fuel Systems is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare the Prospectus Supplement and Prospectus to which it relates in accordance with Canadian disclosure requirements . Prospective investors should be aware that such requirements are different from those of the United States . Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada . Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the Prospectus Supplement or the Prospectus which it relates to . Investors should consult their own tax advisors with respect to their own particular circumstances . The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Westport Fuel Systems is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors are residents of a foreign country, and that all or a substantial portion of the assets of the Westport Fuel Systems and said persons may be located outside the United States . You should read the Prospectus Supplement, together with the accompanying Prospectus and the documents incorporated to which it relates before you invest in any securities described herein . Westport Fuel Systems Disclaimer and Forward Looking Statements (continued) Nasdaq:WPRT / TSX:WPRT

PAGE 4 Offering Summary and Anticipated Timeline Issuer Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) Base Offering US$100 million Ticker / Exchanges WPRT / NASDAQ & TSX Structure 100% primary Over - Allotment 15% of base offering size Use of Proceeds To fund capital expenditures to expand and automate production capacity of the Company’s high pressure direct injection (“HPDI”) products to meet customer demand, research and development of the Company’s HPDI technology to decarbonize transportation (including using hydrogen fuel), potential acquisitions of bolt - on businesses offering complementary capabilities or technology, strengthen the balance sheet and for general corporate purposes Company Lock - up 90 days Expected Pricing Wednesday, June 2, 2021 Active Bookrunners RBC Capital Markets and J.P. Morgan Nasdaq:WPRT / TSX:WPRT

PAGE 5 PAGE 5 • Westport designs, engineers and manufactures clean alternative fuel systems and components for the automotive market o Affordable, market - ready solutions that reduce CO 2 emissions and enable fuel cost savings o Products and services for passenger cars and light - , medium - and heavy - duty trucks o Offered through a global network of distributors, to original equipment manufacturers (“OEM”) and through Delayed OEM (“DOEM”) services • Westport’s patented and proprietary High Pressure Direct Injection 2.0 (“HPDI 2.0 TM” ) technology enables heavy - duty trucks to operate on natural gas, bio - methane (renewable natural gas) and hydrogen o Same power, torque, efficiency, and performance as diesel engines o Responds to CO 2 reduction mandates o Most cost - effective path to use zero carbon hydrogen in trucking Driving Innovation to Power a Cleaner Tomorrow Nasdaq:WPRT / TSX:WPRT

Westport Fuel Systems at a Glance

Tier 1
Automotive Supplier

Manufacturing
7 Global Locations

Renewable
Alternative Fuels

70
Countries (Sales)

>100
Global Distributors

>1,400
Patents &
Applications

Westport Fuel Systems
Nasdaq:WPRT / TSX:WPRT
PAGE 6

PAGE 6 Westport Fuel Systems at a Glance Nasdaq:WPRT / TSX:WPRT Renewable Alternative Fuels >100 Global Distributors Tier 1 Automotive Supplier 70 Countries (Sales) >1,400 Patents & Applications Manufacturing 7 Global Locations

We Design, Engineer and Manufacture Fuel Systems and Components

Fuel Tank Systems
Type 1 CNG Tank System
LPG Tank System
LPG Level Sensor
HPDI LNG Pump
HPDI LNG Tank Module
Valves
CNG Tank Valves
CNG Fill Valves
Solenoid Cylinder Valves
Integrated Tank Valve Regulator
H2 Tank Valves
Regulators
CNG Pressure Regulators
LPG Pressure Reducers
HPDI Gas Conditioning Module
H2 Pressure Control Modules
Injectors
Natural Gas Injectors
Injector Rails
HPDI Injector
Electronics
CNG Electronic Control Modules
Bi-Fuel Electronic Control Modules

Westport Fuel Systems
Nasdaq:WPRT / TSX:WPRT
PAGE 7

PAGE 7 We Design, Engineer and Manufacture Fuel Systems and Components Fuel Tank Systems HPDI LNG Tank Module HPDI LNG Pump Type 1 CNG Tank System H2 Tank Valves CNG Tank Valves Integrated Tank Valve Regulator Valves Regulators CNG Pressure Regulators H2 Pressure Control Modules HPDI Gas Conditioning Module Injectors Natural Gas Injectors Injector Rails HPDI Injector Electronics CNG Electronic Control Modules Bi - Fuel Electronic Control Modules LPG Level Sensor LPG Pressure Reducers CNG Fill Valves Solenoid Cylinder Valves LPG Tank System Nasdaq:WPRT / TSX:WPRT

PAGE 8 Key Investment Highlights Massive Total Addressable Market Leading Global Supplier Industry Leader in Gaseous Fuels • $100 billion global total addressable market fuel systems in on - road transportation (1) • 56 million natural gas/liquid propane gas vehicles in service, and growing (2) • Stringent regulatory frameworks driving demand • Two decades experience developing and delivering innovative clean alternative fuel products to top tier OEMs • Comprehensive product range for transportation and off - road applications • Sales in 70 countries • Technologies for low carbon gaseous fuels • HPDI delivers performance fuel efficiency and economic benefits NOW (not demonstrations) • HPDI sales increasing in Europe and set to ramp in China • Provides lower total cost of ownership • Preserves substantial OEM investments • Investing in R&D to use hydrogen fuel with HPDI (1) Source: Power Systems Research, International Organization of Motor Vehicle Manufacturers (OICA) (2) NGV Global https://www.iangv.org/natural - gas - vehicles/ Nasdaq:WPRT / TSX:WPRT

PAGE 9 Macro Trends Driving Our Growth • China: largest existing infrastructure with 6,500 LNG stations • Europe: 4,003 CNG, 404 LNG, 47,788 LPG stations and growing • India: 10,000 CNG stations planned within this decade • US: 1,680 CNG and 144 LNG stations and growing • The “ready now” alternative fuel • Shell building 50 carbon neutral LNG stations in Germany • Green Hydrogen Future • Production solutions available NOW • We don’t have to wait to address demands for clean affordable transportation Regulation Affordability Product Availability Renewables Fuel Availability Nasdaq:WPRT / TSX:WPRT • Affordability required to achieve scale • Population growth and economic development • Urban air quality concerns • European CO 2 • Heavy Duty: - 15% / - 30% • Light Duty: - 33% / - 50% • China VI • India Bharat Stage VI • US 2027 GHG II

PAGE 10 Westport’s Business Segments Nasdaq:WPRT / TSX:WPRT Original Equipment Manufacturer (OEM) Independent Aftermarket (IAM) Cummins Westport Inc. Joint Venture Description LPG, CNG and LNG components and systems for light - , medium - and heavy - duty vehicles Products and components to convert vehicles to run on LPG and CNG Supplier of natural gas engines to the medium - and heavy - duty commercial vehicle markets Primary Markets Europe, China, India Italy, Russia, Turkey, Poland, Algeria and Argentina North America Key Product HPDI 2.0 TM Conversion kits S park - ignited natural gas engines 2020A Revenue $150 million $103 million $162 million (1) 2020A Gross Margin (% of Revenue) $12 million (8%) $27 million (26%) $44 million (27%) (1) (1) Represents the portion attributable to Westport (accounted for using the equity method) Leading global supplier with broad range of products for diverse end markets

PAGE 11 PAGE 11 • Total cost of ownership advantages driving sales growth • Fuel cost savings of 30 - 50% • Same torque and efficiency as diesel engine with reduced CO 2 emissions • No change to vehicle or engine architecture • Penalty up to €38,000 per truck for Vehicle OEMs in Europe HPDI 2.0 TM – Commercially Available and Viable Now Long Haul HD Truck Application Diesel Westport HPDI 2.0™ Battery Electric Hydrogen FCV Meet 2025 EU, China, India requirements? X x x x Meet customer requirements? • Range, payload, performance, durability • Operations, refuel/recharge time x x X X Refueling Infrastructure? x x X X Commercially available and viable? x x X X Total Cost of Operation Baseline Lower Higher Higher Nasdaq:WPRT / TSX:WPRT

OEM Perspectives on the Energy Transition in Transportation

Volvo Trucks

100% fossil free Volvo Group vehicles from 2040
Carbon fuel
Carbon neutral
100%
Share of new trucks
0%
BATTERY ELECTRIC
Carbon neutral electricity
FC share?
LNG
FUEL CELL ELECTRIC
Carbon neutral hydrogen
Combustion engine
ICE share?
BioLNG
Bio fuels, hydrogen
ROLLING FLEET
2020
2030
2040
2050

Cummins

Slow and varied technology transition
PACING FACTORS
1 Infrastructure
2 Regulations
3 Technology maturity
4 Economics
Global Commercial Vehicles
Global Bus
NA HD Truck
2018
2030
2018
2030
2018
2030
Source: Internal projection
Diesel
Natural Gas
xEV

Westport Fuel Systems
Nasdaq:WPRT / TSX:WPRT
PAGE 12

PAGE 12 PAGE 12 OEM Perspectives on the Energy Transition in Transportation Volvo Trucks Cummins Source: Cummins Analyst Day Presentation, November 21, 2019 https://investor.cummins.com/events - presentations/presentations Source: Volvo Group Capital Markets Day, November 5, 2020 https://www.volvogroup.com/en - en/investors/reports - and - presentations.html Nasdaq:WPRT / TSX:WPRT

Heavy Duty Natural Gas Market – Europe & China

Source: Power Systems Research, ACEA, WFS analysis

Europe HD NG Truck Sales
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Volvo
Scania
MAN
Iveco
Other
2017
2018
2019
2020
Natural Gas Share of Class 8 Market
China HD NG Engine Sales
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
14.0%
13.0%
12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
Weichai Westport
FAW
Sinotruk
Yuchai
2017
2018
2019
2020

Westport Fuel Systems

Nasdaq:WPRT / TSX:WPRT

PAGE 13

PAGE 13 Heavy Duty Natural Gas Market – Europe & China Source: Power Systems Research, ACEA, WFS analysis 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 2017 2018 2019 2020 Europe HD NG Truck Sales Volvo Share of HD NG Truck Sales 0% 9% 22% 28% Nasdaq:WPRT / TSX:WPRT 6.0% 7.0% 8.0% 9.0% 10.0% 11.0% 12.0% 13.0% 14.0% 0 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 2017 2018 2019 2020 China HD NG Engine Sales Weichai Share of HD NG Engine Sales 62% 60% 60% 58% Volvo Scania MAN Iveco Other Weichai Westport FAW Sinotruk Yuchai Natural Gas Share of Class 8 Market

Pathway to Zero Carbon Fuel – Hydrogen ICE

Total Cost of Ownership (TCO)

for 5 Years and 580,000 km
€ 1,100
€ 1,050
€ 1,000
€ 950
€ 900
€ 850
€ 800
€ 750
€ 700
€ Thousands
8% to 17%
Lower TCO
€871K
€851K
High
€1,023K
Low
€948K
H2 HPDI
FCEV

Source: AVL / Westport TCO study, 2021

Benefits vs. Fuel Cell

For the Truck Customer

For the OEM

For the Environment

Westport Fuel Systems
Nasdaq:WPRT / TSX:WPRT
PAGE 14

PAGE 14 PAGE 14 Pathway to Zero Carbon Fuel – Hydrogen ICE For the Truck Customer • Lower upfront acquisition costs • Proven truck design and durability • Familiar truck operation For the OEM • Low product development cost • Preserve current manufacturing, supply chain and service infrastructure • Avoid manufacturing investments for fuel cells, batteries and motors For the Environment • Renewable, zero carbon fuel • Lower investment path to reduce CO 2 in heavy - duty, long - haul trucking Total Cost of Ownership (TCO) Benefits vs. Fuel Cell € 700 € 750 € 800 € 850 € 900 € 950 € 1,000 € 1,050 € 1,100 H2 HPDI FCEV € Thousands 8% to 17% Lower TCO €948K €1,023K €851K €871K High Low for 5 Years and 580,000 km Source: AVL / Westport TCO study, 2021 Nasdaq:WPRT / TSX:WPRT

PAGE 15 Financial Performance Annual ( US$m ) Nasdaq:WPRT / TSX:WPRT $230 $270 $305 $252 2017 2018 2019 2020 Revenue Impacted by COVID - 19 pandemic Impacted by COVID - 19 pandemic $(19.7) $9.6 $28.4 $14.7 2017 2018 2019 2020 Adj. EBITDA Quarterly ( US$m ) Consecutive quarters of revenue growth and positive EBITDA after impact of COVID - 19, record revenue in Q4’20 driven by HPDI sales growth $73 $82 $75 $74 $67 $36 $65 $84 $76 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Revenue $7.3 $8.1 $9.4 $3.6 $(3.6) $6.2 $4.0 $8.1 $2.7 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Adj. EBITDA

PAGE 16 Mid - Decade Financial Goals (1) Sales Growth – $1 Billion Annual Revenue Margin Expansion – Gross Margin > 20% Sustainable Profit – EBIT Margin 10% Additional Vectors for Sales Growth: • Entry into North American market • Development of Hydrogen HPDI • Off - road applications (1) These goals are provided for the purpose of providing insight into Westport management’s long term strategic goals and the financial targets established in relation thereto; these targets may not be appropriate for other purposes (2) EBIT Margin is defined as the ratio of EBITDA less depreciation and amortization to Total Sales (2) Nasdaq:WPRT / TSX:WPRT

Strong ESG Performance Is in our DNA

Governance

Solutions with Reduced Emissions

Enabling Energy Transition

Diversity and Inclusion

Health and Safety

Committed to Enhancing ESG Disclosures

Westport Fuel Systems
Nasdaq:WPRT / TSX:WPRT
PAGE 17

PAGE 17 PAGE 17 Sustainability is at the core of our technology strategy, our product portfolio and our operations Strong ESG Performance is in our DNA (1) Increase in direct and indirect energy consumption in 2019 as a result of business growth; however, energy efficiency improved as a result of more efficient consumption • Sustainability Working Group established 2018, reporting to CFO and CEO • Decreased energy consumption intensity by 7.6% from 2018 to 2019 • Our products help meet the urgent demand for cleaner transportation solutions • 50/50 gender representation on the Board of Directors • 35% female representation across global workforce • 96% of employees work in facilities with a formal joint management - employee health and safety committee • ESG disclosure published in 2019 and 2020, enhanced disclosure aligned with leading frameworks Governance Solutions with Reduced Emissions Enabling Energy Transition Diversity and Inclusion Health and Safety Committed to Enhancing ESG Disclosures Nasdaq:WPRT / TSX:WPRT

PAGE 18 PAGE 18 Management and Board of Directors Executive Leadership Team Board of Directors Daniel M. Hancock Chair Michele J, Buchignani Brenda J. Eprile Rita Forst Anthony (“Tony”) Guglielmin Prof. Dr. Karl Viktor Schaller Eileen Wheatman David M. Johnson Chief Executive Officer And Board Director Richard Orazietti Chief Financial Officer James (“Jim”) Arthurs Executive Vice President Lance Follett Chief Legal Officer and Executive Vice President Nicola Cosciani EVP, Global Operations Tim Smith EVP & Chief of Staff Nasdaq:WPRT / TSX:WPRT

Questions?

Appendix

PAGE 21 In addition to conventional measures prepared in accordance with U . S . GAAP, Westport Fuel Systems and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures . Management also uses these non - GAAP measures in its review and evaluation of the financial performance of Westport Fuel Systems . EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company . We believe that these non - GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U . S . GAAP results and as a basis to compare our financial performance period - over - period and to compare our financial performance with that of other companies . We believe that these non - GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences . Adjusted EBITDA provides this same indicator of Westport Fuel Systems' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock - based compensation charges and other one - time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events . EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U . S . GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U . S . GAAP . EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U . S . GAAP . Other companies may calculate EBITDA and Adjusted EBITDA differently . Non - GAAP Measures – EBITDA and Adjusted EBITDA Nasdaq:WPRT / TSX:WPRT

PAGE 22 Non - GAAP Reconciliation (Quarterly) 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 Net Income (Loss) from Continuing Operations ($1.9) ($1.4) $5.7 ($0.3) ($16.0) $4.6 $0.2 $5.3 ($2.8) Interest Expense, net $1.8 $1.4 $1.8 $1.5 $1.5 $1.2 $1.3 $4.0 $1.2 Depreciation and Amortization $4.3 $4.0 $4.2 $3.8 $3.4 $3.4 $3.4 $3.8 $3.5 EBITDA $4.2 $4.0 $11.7 $5.0 ($11.1) $9.2 $4.9 $13.1 $1.9 Stock Based Comp $0.4 $0.3 $0.3 $0.5 $0.6 $0.6 $0.9 $0.3 $0.1 Unrealized Foreign Exchange (Gain) Loss $0.1 ($0.7) $0.7 ($2.6) $6.9 ($3.6) ($2.3) ($5.3) $0.7 Intangible Impairment - - - $0.7 - - - - - Asset Impairment - - - - - - $0.5 - - Restructuring, Termination and Other Exist Costs $0.8 - - - - - - - - CWI US Tax Adjustment - - - - - - - - - Costs Associated with SEC Investigation $1.8 $4.5 - - - - - - - Other - - ($3.3) - - - - - - Adjusted EBITDA $7.3 $8.1 $9.4 $3.6 ($3.6) $6.2 $4.0 $8.1 $2.7 Nasdaq:WPRT / TSX:WPRT

PAGE 23 Non - GAAP Reconciliation (Annual) 2017 2018 2019 2020 Net Income (Loss) from Continuing Operations ($67.1) ($38.7) $2.1 ($5.9) Interest Expense, net $13.1 $8.7 $6.5 $8.0 Depreciation and Amortization $14.8 $16.5 $16.3 $14.0 EBITDA ($39.2) ($13.5) $24.9 $16.1 Stock Based Comp $7.0 $2.9 $1.5 $2.4 Unrealized Foreign Exchange (Gain) Loss $0.6 $9.0 ($2.5) ($4.3) Intangible Impairment - - $0.7 - Asset Impairment $0.6 $0.6 - $0.5 Restructuring, Termination and Other Exist Costs $1.7 $0.8 $0.8 - CWI US Tax Adjustment $6.7 - - - Costs Associated with SEC Investigation $1.8 $10.0 $6.3 - Other $1.1 ($0.2) ($3.3) - Adjusted EBITDA ($19.7) $9.6 $28.4 $14.7 Nasdaq:WPRT / TSX:WPRT

PAGE 24 “ We’re deploying these trucks on high - mileage contracts covering between 150,000 to 250,000km per annum, and we’re confident they will help us to reduce total cost of ownership thanks to lower fuel costs.” Gregory Distribution “ Along with biogas, liquefied natural gas (LNG) is also on the solutions list when seeking to cut logistics emissions. A fleet running on liquefied gas makes it possible to flexibly switch from natural gas to biogas without needing to replace the fleet.” Gasum and Posti Truck Fleet Testimonials A Volvo LNG - powered truck would help slash CO 2 emissions by 20% compared to a diesel truck. “LNG trucks are currently the most sustainable alternative to diesel and the only alternative that is currently available for long - distance transport.” H.Z. Logistics [14 ] [3 ] [13 ] “The higher capital price for gas trucks means it makes sense to run them longer,” …. “but having put the Volvos through their paces for two years, we have absolute faith in their ability to go the distance – even in our 24/7 operation, where trucks rarely stop” Sean Clifton, ASDA [15 ] Nasdaq:WPRT / TSX:WPRT

SEP 23, 2020

Volvo Trucks is seeing an increased interest in gas as an alternative to diesel for heavy-duty truck operations in Europe.

Image: Volvo Trucks

Hauliers and transport buyers are increasingly interested in reducing their carbon dioxide (CO2) emissions and costs through the use of refrigerated liquefied gas as a fuel. As a result, the new Volvo FH and Volvo FM trucks will have engines that run on liquefied natural gas (LNG) and biogas, offering the same high performance as diesel engines.

"Today, LNG-fuelled trucks are the most commercially-viable alternative to ordinary diesel for heavy long-haul operations," said Lars Mårtensson, director of environment and innovation at Volvo Trucks.

"This fuel is available in sufficiently large quantities and at a competitive price. Using more gas trucks creates favourable conditions for making a transition to a larger share of liquefied biogas over time."

Limpens Buys Volvo FH LNG trucks for Sustainable Operations

May 16, 2019 | The Netherlands: Elsloo | Source: Volvo

Limpens Elsloo, a Netherlands logistics operating servicing much of Western Europe, has purchased four Volvo FH 460 LNG 4×2 tractors, taking a step towards sustainable fleet operations. The trucks, supplied by Volvo Trucks dealer Nebim in Elsloo, Limburg, are used for international bulk and tank transport.

Limpens is a full-service logistics service provider that specializes in international bulk, tank and ADR transport. The company transports powders, granulates, liquids and liquefied gases in North-West and Southern Europe. Limpens places great importance on responsible and sustainable business. "Volvo LNG trucks fit in perfectly with this because these trucks emit 20 percent less CO2 than diesel vehicles," says manager Thijs Limpens.

"All the preconditions have now been met for us', Limpens added. "There are now also LNG stations in Maasmechelen and Herstal, so we are assured that we can refuel in the vicinity of our home location. Furthermore, it is attractive to us that there is no need to pay Maut" for LNG trucks in Germany. Altogether it is to us now very interesting to drive with Volvo LNG trucks, which we take another step towards our ultimate goal: working CO2 neutral."

LNG

Hauliers and transport buyers are increasingly interested in reducing their CO2 emissions and costs through the use of refrigerated liquefied gas as a fuel

September 22, 2020

Refuelling milestone for Volvo FM LNG truck

Volvo Trucks has brought its first gas-powered FM LNG truck to the UK – with the vehicle's first refuel taking place at Calor's liquefied natural gas (LNG) facility at Donington Park Services.

The FM LNG is a gas-powered truck with a powertrain based on Volvo's diesel engine technology. Using LNG means that the vehicle produces significantly lower emissions of Nitrogen Oxides, Carbon Dioxide and Sulphur Oxides, the manufacturer claims.

VOLVO
CALOR

PAGE 26 • [1] Volvo Trucks sees increased interest in LNG: Oct, 2020 (https://www.gasworld.com/volvo - trucks - sees - increased - interest - in - lng/2019923.article • [2 ]Dutch Haulier gets 30 Volvo FH LNG trucks: Apr 22, 2021 (https://www.freshplaza.com/article/9314228/dutch - haulier - gets - 30 - volvo - fh - lng - trucks/) • [3] Gregory Distribution puts seven Volvo LNG trucks on trial: Oct 15, 2020 (https://www.thetruckexpert.co.uk/gregory - distribution - puts - seven - volvo - lng - trucks - on - the - road - as - part - of - major - trial/) • [4] Volvo Trucks sees increased interest in gas as an alternative to diesel for heavy - duty truck operations in Europe: Sep 22, 2 020 (https://www.automotiveworld.com/news - releases/volvo - trucks - sees - increased - interest - in - gas - as - an - alternative - to - diesel - for - heavy - duty - truck - operations - in - europe/ ) • [5] Refuelling milestone for Volvo FM LNG truck: March 28, 2018 https://airqualitynews.com/2018/03/28/refuelling - landmark - for - volvo - fm - lng - truck/) • [6] Volvo Trucks to test LNG trucks for possible South African debut: Nov 5, 2020 https://www.engineeringnews.co.za/article/volvo - trucks - to - test - lng - trucks - for - possible - south - african - debut - 2020 - 11 - 05) • [7] Refuelling milestone for Volvo FM LNG truck: March 28,2018 ( https://airqualitynews.com/2018/03/28/refuelling - landmark - for - volvo - fm - lng - truck/) • [8] Armstrong Logistics takes delivery of five LNG - powered Volvo FHs: Feb 11, 2021 ( https://www.commercialmotor.com/news/product/armstrong - logistics - takes - delivery - five - lng - powered - volvo - fhs ) • [9] Asda and Culina in major new LNG truck deals with Volvo: Dec 10, 2020 ( https://motortransport.co.uk/blog/2020/12/10/asda - and - culina - in - major - new - truck - deals - with - volvo/ ) • [10] Reed Boardall installs new bio - LNG refuelling station at its Boroughbridge base: Jan 28, 2021 https:/www.fleetpoint.org/fuel/liquefied - natural - gas - lng/reed - boardall - installs - new - bio - lng - refuelling - station - at - its - boroughbridge - base/%20) • [11] Limpens Buys Volvo FH LNG trucks for Sustainable Operations: May 18, 2019 ( https://www.ngvglobal.com/blog/limpens - buys - volvo - fh - lng - trucks - for - sustainable - operations - 0518 ) • [12] Volvo Trucks reports increased interest in LNG and bio - LNG: Sep 23, 2020 (https://www.bioenergy - news.com/news/volvo - trucks - reports - increased - interest - in - lng - and - bio - lng/) • [13] Dutch logistics firm launches LNG - powered truck fleet: April 29, 2021 ( https://lngprime.com/europe/dutch - logistics - firm - launches - lng - powered - truck - fleet/18595/ ) • [14] Posti switches to use of biogas in heavy - duty transport in Finland: October 27, 2020 (https://www.gnvmagazine.com/en/posti - switches - to - use - of - biogas - in - heavy - duty - transport - in - finland/) • [15] ASDA welcomes 202 biogas - fuelled trucks to its fleets ( ASDA welcomes 202 biogas - fuelled trucks to its fleet | Bioenergy Insight Magazine (bioenergy - news.com) . Media Sources Nasdaq:WPRT / TSX:WPRT

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Investor Relations Department of Westport Fuel Systems Inc. ("Westport Fuel Systems" the "Corporation", "we", "us" or "our") at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046 and are also available electronically at www.sedar.com. See "Documents Incorporated by Reference".

FINAL SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	March 16, 2021

WESTPORT FUEL SYSTEMS INC.

U.S.$400,000,000

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Debt Securities

Units

This short form base shelf prospectus (the "Prospectus") relates to the offering for sale from time to time, during the 25-month period that this Prospectus, including any amendments, remains valid, of up to U.S.$400,000,000 (or the equivalent in other currencies or currency units based on the applicable exchange rate at the time of the offering) aggregate initial offering price of our common shares ("Common Shares"), preferred shares ("Preferred Shares"), subscription receipts ("Subscription Receipts"), warrants to purchase Common Shares ("Warrants"), senior or subordinated debt securities ("Debt Securities"), and/or units comprised of one or more of the other securities described in this Prospectus in any combination, ("Units" and, together with the Common Shares, Preferred Shares, Subscription Receipts, Debt Securities and Warrants, the "Securities"). The Securities may be offered by us or by our securityholders. We, or our securityholders, may offer Securities in such amount and, in the case of the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, and Units, with such terms as we, or our securityholders, may determine in light of market conditions. We, or our securityholders, may sell the Preferred Shares, Subscription Receipts, Warrants, and Debt Securities in one or more series.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at non-fixed prices, such as market prices prevailing at the time of sale or prices related to such prevailing market prices to be negotiated with purchasers, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 Shelf Distributions ("NI 44-102") including sales made directly on the TSX, the Nasdaq or other existing trading markets for the Securities, and as set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement"). This Prospectus may qualify an "at-the-market distribution", as defined under NI 44-102 (an "ATM Distribution").

There are certain risk factors that should be carefully reviewed by prospective purchasers. See "Risk Factors".

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available or has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific variable terms of any offering of Securities will be set forth in a Prospectus Supplement, including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Preferred Shares, the number of Preferred Shares being offered, the designation of the series, the offering price, dividend rate, if any, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the currency (which may be Canadian dollars or any other currency), the issue price, the terms and procedures for the exchange of the Subscription Receipts and any other specific terms; (iv) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), number of the Common Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms; (v) in the case of Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency (which may be Canadian dollars or any other currency), the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of a maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination of the Debt Securities to other indebtedness, any redemption or purchase provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities, any defeasance provisions, security (if any) applicable to such Debt Securities and any other specific terms; and (vi) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), terms of the Units and of the securities comprising the Units and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

You should read this Prospectus and any Prospectus Supplement before you invest in any Securities.

We have filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference into this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to any applicable full version or more detailed description of the contract, agreement or other document, as may be available electronically on SEDAR at www.sedar.com or on Westport Fuel Systems' website at www.wfsinc.com, for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. See "Where You Can Find Additional Information".

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (the "MJDS"), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference into this Prospectus have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are subject to Canadian and U.S. auditing and auditor independence standards.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities. See "Certain Income Tax Considerations".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Alberta, Canada, that some or all of our officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus are residents of Canada, and that all or a substantial portion of our assets and the assets of such persons are located outside the United States. See "Enforcement of Civil Liabilities".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Our issued and outstanding Common Shares are listed for trading on the Toronto Stock Exchange ("TSX") under the trading symbol "WPRT" and on the Nasdaq Global Select Market ("Nasdaq") under the trading symbol "WPRT". On March 15, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was Cdn.$12.79 per Common Share and the closing price of the Common Shares on Nasdaq was U.S.$10.25 per Common Share. Any offering of Securities other than Common Shares will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Securities to be offered thereunder will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Securities other than Common Shares may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any applicable Prospectus Supplement. This may affect the pricing of these Securities in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See "Risk Factors".

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.

Subject to applicable laws, and other than in relation to an ATM Distribution, in connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or conduct transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at levels other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. See "Plan of Distribution".

No underwriter or dealer of an ATM Distribution, and no person or company acting jointly or in concert with such underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter, dealer or agent, as the case may be, with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, the public offering price, the proceeds expected to be received by us or any selling security holder, any fees, discounts or other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution will be named in the related Prospectus Supplement.

D. Johnson, D. Hancock, R. Forst, V. Schaller and E. Wheatman are directors of the Corporation who reside outside of Canada. Each of these directors has appointed Bennett Jones LLP, 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7, as their agent for service of process. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.

Our head office is located at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, and our registered office is located at 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7.

TABLE OF CONTENTS

DEFINITIONS AND OTHER MATTERS

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to "we", "us", "our", "Westport Fuel Systems" or the "Corporation" are to Westport Fuel Systems Inc. All references to "dollars", "Cdn.$" or "$" are to Canadian dollars and all references to "U.S.$" are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference into this Prospectus and any Prospectus Supplement is determined using U.S. GAAP.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and any Prospectus Supplement, and in certain documents incorporated by reference into this Prospectus, contain certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements"). When used in such documents, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus and the documents incorporated by reference into this Prospectus contain forward-looking statements which include, but are not limited to, the manner in which the selling securityholders may sell Securities, the filing of one or more Prospectus Supplement(s), the expansion of our product offering, our business objectives and the expected impacts of previously announced acquisitions and developments.

In addition to those forward-looking statements referred to above, readers should also refer to the AIF (as defined below), under the heading "Forward-Looking Information" and the Annual MD&A (as defined below) under the heading "Forward-Looking Statements", both of which are incorporated by reference into this Prospectus, for a list of some additional forward-looking statements made by us in this Prospectus and the documents incorporated by reference into this Prospectus.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus, any Prospectus Supplement and in the documents incorporated by reference into this Prospectus and other unforeseen risks, including, without limitation:

  our response to, and preparedness for, the COVID-19 pandemic and other widespread health emergencies;
  market acceptance of our products;
  product development delays and delays in contractual commitments;
  changing environmental regulations;
  the ability to attract and retain business partners;
  the success of our business partners and original equipment manufacturers ("OEMs") with whom we partner;
  future levels of government funding and incentives;
  competition from other technologies;
  price differential between compressed natural gas, liquid natural gas and liquid petroleum gas relative to petroleum-based fuels;
  limitations on our ability to protect our intellectual property;
  potential claims or disputes in respect of our intellectual property;
  limitations in our ability to successfully integrate acquired businesses;
  limitations in the development of natural gas refueling infrastructure;
  the ability to provide the capital required for research, product development, operations and marketing;
  there could be unforeseen claims made against us;
  our international business operations could expose us to regulatory risks or factors beyond our control such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes, investigation of sanctions relating to corruption of foreign public officials or international sanctions and delays in the development of international markets for our products;
  other risks relating to our Common Shares and Debt Securities;
  risk of conflict related to directors and officers of Westport Fuel Systems who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport Fuel Systems; and
  those other risks discussed in the AIF under the heading "Risk Factors" and in the Annual MD&A under the heading "Forward-Looking Statements".

Any forward-looking statement is made only as of the date of this Prospectus or the applicable document incorporated by reference into this Prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Investor Relations at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046. Copies of documents incorporated by reference are also available electronically at www.sedar.com.

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference into this Prospectus:

·	the annual information form of Westport Fuel Systems for the year ended December 31, 2020 dated March 15, 2021 (the "AIF");
·	the management proxy circular dated March 17, 2020, relating to the annual general and special meeting of shareholders held on April 29, 2020;
·	audited consolidated financial statements as at December 31, 2020 and December 31, 2019 and for the years ended December 31, 2020 and December 31, 2019, together with the notes thereto, and the auditors' report thereon; and
·	management's discussion and analysis of financial condition and results of operations dated March 15, 2021 for the fiscal year ended December 31, 2020 (the "Annual MD&A").

Any documents of the type required by National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors' report thereon, comparative unaudited interim financial statements, management's discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus and before the termination of the distribution shall be deemed to be incorporated by reference into this Prospectus.

To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part, if and to the extent expressly provided in such filings. In addition, we have and will incorporate by reference into this Prospectus from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Our U.S. filings are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

Any "template version" of any "marketing materials" (as such terms are defined in National Instrument 41-101 General Prospectus Requirements) filed by the Corporation after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference into such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference into this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form, audited annual consolidated financial statements and related management's discussion and analysis being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous annual information form, the previous audited consolidated annual financial statements and related management's discussion and analysis, all unaudited interim consolidated financial statements and related management's discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual consolidated financial statements and management's discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim consolidated financial statements and related management's discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this Prospectus, all unaudited interim consolidated financial statements and related management's discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management's discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of holders of Common Shares being filed by us with the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this Prospectus, the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference into this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the MJDS adopted by Canada and the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

Investors may read any document that we have filed with the SEC and may also obtain copies of those documents by paying a fee at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents we have filed with the SEC at the SEC's Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov. We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces. These filings are available electronically from SEDAR at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Alberta). A number of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States.

We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws or the securities laws of any state of the United States.

We have been advised by our Canadian counsel that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

WESTPORT FUEL SYSTEMS INC.

Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

As of the date hereof, Westport Fuel Systems currently has three material subsidiaries: (i) Westport Power Inc., which is wholly-owned by Westport Fuel Systems and incorporated pursuant to the Business Corporations Act (British Columbia); (ii) Westport Fuel Systems Italia S.r.l., an Italian corporation and indirect subsidiary of Westport Fuel Systems; and (iii) Prins Autogassystemen B.V., a Netherlands corporation and indirect subsidiary of Westport Fuel Systems.

OUR BUSINESS

Westport Fuel Systems is a global company focused on engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. Our diverse product offering sold under a wide range of established global brands enable the use of a number of alternative fuels, which provide environmental and economic advantages, including liquid petroleum gas, compressed natural gas, liquefied natural gas, renewable natural gas or biomethane and hydrogen. We supply our products and services through a network of distributors, OEMs and delayed OEM programs and we have customers in more than 70 countries. Today, our products and services are available for the passenger car and light-, medium- and heavy-duty truck, cryogenics, and hydrogen applications.

Westport Fuel Systems believes it is well-positioned to increase revenues and market share as new stringent environmental regulations mandating greenhouse gas emission reductions have been introduced in key markets around the world. We are leveraging our market ready products and customer base to capitalize on these opportunities. In addition to our significant operational competency in well-established transportation markets, our development of new technologies provides us a premier technology leadership position which is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2020 on an actual basis. The following table is based on the audited consolidated balance sheet of Westport Fuel Systems as at December 31, 2020 and should be read in conjunction with other information included in the documents incorporated by reference in this Prospectus and any Prospectus Supplement. In addition, as a result of any offering of Securities hereunder, equity of Westport Fuel Systems will increase by the amount of the net proceeds, less expenses, of such offering and there will be additional Common Shares outstanding. There have been no material changes in our share and debt capitalization that have occurred subsequent to December 31, 2020, other than: (a) the issuance of an aggregate of 1,819,712 Common Shares through an at-the-market equity offering program, announced by the Corporation on November 9, 2020, that allows the Corporation to issue up to U.S.$50.0 million (or the equivalent in Canadian dollars) in Common Shares from treasury to the public from time to time, at the Corporation’s discretion and subject to regulatory requirements (the "ATM Program"); and (b) the issuance of 1,815,117 Common Shares on January 21, 2021 pursuant to the terms of our existing convertible notes with Cartesian Capital Group and its affiliates ("Cartesian") at the option of the holder at a conversion price of U.S.$1.42 per share, reducing the principal amount of the convertible notes from U.S.$5.0 million as at December 31, 2020 to U.S.$2.5 million.

Indebtedness
Total Short-Term Debt	U.S.$23.4 million
Total Long-Term Debt, including current portion	U.S.$62.0 million
Total Royalty Payable, including current portion	U.S.$16.0 million
Shareholder Equity
Common Shares	U.S.$1,115.1 million
Basic Shares Outstanding (presented on an as-converted to Common Shares basis)	144,069,972
Restricted Share Units (RSUs)	533,228
Performance Share Units (PSUs)	919,150
Convertible debt conversion option to common shares	3,521,127
Fully-Diluted Shares Outstanding	149,043,477

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we expect to use the net proceeds we receive from the sale of Securities to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, to reduce our outstanding indebtedness, for working capital purposes or for general corporate purposes, as will be further described in one or more Prospectus Supplements. All Prospectus Supplements under the Prospectus will include reasonable detail of the use of proceeds. The amount of net proceeds to be used for each of the principal purposes will be described in the applicable Prospectus Supplement. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents will be paid out of our general funds. From time to time, we may issue debt securities or incur additional indebtedness other than through the issue of Securities pursuant to this Prospectus. We will not receive any proceeds from any sales of Securities by any selling securityholders pursuant to a secondary offering. More detailed information regarding anticipated expenses associated with any underwriter, broker, dealer manager or similar securities industry professionals in respect of any sales by us or a selling securityholder will be described in any applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

New Issue

We may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at non-fixed prices, such as market prices prevailing at the time of sale or prices related to such prevailing market prices to be negotiated with purchasers, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the TSX, the Nasdaq or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement.

In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The Prospectus Supplement relating to any offering of Securities will also set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of Securities sold to or through underwriters will be named in the Prospectus Supplement relating to such offering.

Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of Preferred Shares, Subscription Receipts, Warrants, Debt Securities, or Units that is not a secondary offering will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units.

Subject to applicable laws, and other than in relation to an ATM Distribution, in connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or conduct transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at levels other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

No underwriter or dealer of an ATM Distribution, and no person or company acting jointly or in concert with such underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Secondary Offering

This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our Securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

  on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale;
  in the over-the-counter market;
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
  through the writing of options, whether such options are listed on an options exchange or otherwise;
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  block trades in which the broker-dealer will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
  an exchange distribution in accordance with the rules of the applicable exchange;
  privately negotiated transactions;
  short sales;
  sales pursuant to Rule 144 under United States Securities Act of 1933, as amended (the "U.S. Securities Act");
  broker-dealers may agree with the selling securityholders to sell a specified number of such Securities at a stipulated price per Security;
  a combination of any such methods of sale; and
  any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our Securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our Securities in the course of hedging in positions they assume. The selling securityholders may also sell our Securities short and deliver our Securities covered by this Prospectus to close out short positions and to return borrowed Securities in connection with such short sales.

The selling securityholders may also loan or pledge our Securities to broker-dealers that in turn may sell such Securities. The selling securityholders may pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our Securities from time to time pursuant to this Prospectus or any supplement to this Prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or Prospectus Supplement, the pledgee, transferee or other successors in interest as selling securityholders under this Prospectus. The selling securityholders also may transfer and donate our Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

The selling securityholders and any broker-dealer participating in the distribution of our Securities may be deemed to be "underwriters" within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our Securities is made, a Prospectus Supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under "Selling Securityholders", set forth the aggregate amount of our Securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, our Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of our Securities registered pursuant to the registration statement, of which this Prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian and United States securities legislation and the rules and regulations thereunder, including, without limitation, Regulation M under the U.S. Exchange Act, which may limit the timing of purchases and sales of any of our Securities by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our Securities to engage in market-making activities with respect to our Securities. All of the foregoing may affect the marketability of our Securities and the ability of any person or entity to engage in market-making activities with respect to our Securities.

Once sold under the shelf registration statement, of which this Prospectus forms a part, our Securities will be freely tradable in the hands of persons other than our affiliates.

EARNINGS COVERAGE

If we offer Debt Securities or Preferred Shares having a term to maturity in excess of one year, under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF COMMON SHARES

The following description of our Common Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.

We are authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder to: (i) one vote per share held at meetings of shareholders; (ii) receive such dividends as declared by us, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Shares and our credit facilities; and (iii) receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

In the event of our merger or consolidation with or into another entity, in connection with which our Common Shares are converted into or exchanged for shares or other securities of another entity or property (including cash), all holders of our Common Shares will thereafter be entitled to receive the same kind and number of securities or kind of property (including cash). Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Shares having liquidation preferences, if any, the holders of our Common Shares will be entitled to receive pro rata our remaining assets available for distribution.

DESCRIPTION OF PREFERRED SHARES

The following description of our Preferred Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.

We are authorized to issue an unlimited number of Preferred Shares issuable in series with no par value, none of which are currently outstanding. Our board of directors has the authority to determine, with respect to any series of Preferred Shares, the rights, privileges, restrictions and conditions of that series, including:

  the designation of the series;
  the number of shares of the series, which our board may, except where otherwise provided in the provisions applicable to such series, increase or decrease, but not below the number of shares then outstanding;
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
  the dates at which dividends, if any, will be payable;
  the redemption rights and price or prices, if any, for shares of the series;
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
  restrictions on the issuance of shares of the same series or of any other class or series; and
  the voting rights, if any, of the holders of the series.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares, the holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the board of directors to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts may have a contractual right of rescission against Westport Fuel Systems, following the issuance of the underlying Common Shares or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

  the number of Subscription Receipts offered;
  the price at which the Subscription Receipts will be offered;

  if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;
  the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;
  the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;
  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;
  the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;
  the material tax consequences of owning the Subscription Receipts; and
  any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants.

Warrants may be offered separately or in combination with one or more other Securities. Each series of Warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the Warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of the warrant agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the warrant agreement, original purchasers of Warrants may have a contractual right of rescission against Westport Fuel Systems, following the issuance of the underlying Common Shares or other securities to such purchasers upon the exercise or deemed exercise of the Warrants, to receive the amount paid for the Warrants and the amount paid upon exercise of the Warrants in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Warrants.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

  the designation and aggregate number of Warrants offered;
  the price at which the Warrants will be offered;

  if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;
  the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;
  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;
  the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;
  the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;
  the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;
  the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;
  whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and
  any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities. Debt Securities may be offered separately or in combination with one or more other Securities. We may, from time to time, issue Debt Securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.

Debt Securities will be issued under one or more indentures (each, an "Indenture"), in each case between Westport Fuel Systems and an appropriately qualified financial institution authorized to carry on business as a trustee (each, a "Trustee").

The following description sets forth certain general terms and provisions of Debt Securities. The description is not, however, exhaustive and is subject to, and qualified in its entirety by reference to, the detailed provisions of the applicable Indenture. Accordingly, reference should also be made to the applicable Indenture, a copy of which will be filed by us with applicable provincial securities commissions or similar regulatory authorities in Canada after it has been entered into and before the issue of any Debt Securities thereunder, and will be available electronically on SEDAR at www.sedar.com.

The Debt Securities may be issued from time to time in one or more series. We may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Indenture, a series of Debt Securities may be reopened for issuance of additional Debt Securities of that series.

The Debt Securities will be direct unsecured obligations of Westport Fuel Systems, and will constitute senior or subordinated indebtedness of Westport Fuel Systems as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of Westport Fuel Systems from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of Westport Fuel Systems as described in the applicable Prospectus Supplement and their ranking with respect to other subordinated indebtedness of Westport Fuel Systems from time to time outstanding will be as described in the applicable Prospectus Supplement. We reserve the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

The particular terms and provisions of each issue of Debt Securities will be described in the applicable Prospectus Supplement. This description will include, as applicable:

·	the designation, aggregate principal amount and authorized denominations of the Debt Securities;
·	any limit upon the aggregate principal amount of the Debt Securities;
·	the currency for which the Debt Securities may be purchased and in which the principal and any premium or interest is payable (in either case, if other than Canadian dollars);
·	the offering price of the Debt Securities and percentage of the principal amount at which they will be issued;
·	the date(s) on which the Debt Securities will be issued and delivered;
·	the date(s) on which the Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determining such date(s);
·	the rate(s) per annum (either fixed or floating) at which the Debt Securities will bear interest (if any) and, if floating, the method of determining such rate(s);
·	the date(s) from which any interest obligation will accrue and on which interest will be payable, and the record date(s) for the payment of interest or the method of determining such date(s);
·	any guarantees given in respect of the Debt Securities;
·	the ranking of the Debt Securities and if applicable, their subordination to other indebtedness of Westport Fuel Systems;
·	the identity of the Trustee under the applicable Indenture pursuant to which the Debt Securities are to be issued;
·	any redemption terms, or terms under which the Debt Securities may be defeased prior to maturity;
·	any repayment or sinking fund provisions;
·	events of default and covenants in respect of the Debt Securities;
·	whether the Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities, and the basis of exchange, transfer and ownership thereof;
·	whether the Debt Securities may be converted or exchanged for other securities of Westport Fuel Systems or any other entity;
·	if applicable, our ability to satisfy all or a portion of any redemption of the Debt Securities, payment of any premium or interest thereon, or repayment of the principal owing upon the maturity through the issuance of securities of Westport Fuel Systems or of any other entity, and any restrictions on the persons to whom such securities may be issued;
·	provisions governing amendments to the Indenture; and
·	any other material terms, conditions or other provisions applicable to the Debt Securities, including, without limitation, transferability, adjustment terms and whether the subscription receipts will be listed on an exchange.

We reserve the right to include in a Prospectus Supplement specific terms and provisions pertaining to the Debt Securities in respect of which the Prospectus Supplement is filed that are not within the variables and parameters set forth in this Prospectus. To the extent that any terms or provisions or other information pertaining to the Debt Securities described in a Prospectus Supplement differ from any of the terms or provisions or other information described in this Prospectus, the description set forth in this Prospectus shall be deemed to have been superseded by the description set forth in the Prospectus Supplement with respect to those Debt Securities.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:

  the designation and aggregate number of Units offered;
  the price at which the Units will be offered;
  if other than Canadian dollars, the currency or currency unit in which the Units are denominated;
  the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;
  the number of Securities that may be purchased upon exercise of each Unit and the price at which and currency or currency unit in which that amount of Securities may be purchased upon exercise of each Unit;
  any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and
  any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PRIOR SALES

The following description of securities issuances contains information with respect to all issuances of our securities for the 12-month period prior to the date of this Prospectus.

Date of Issuance	Securities	Number of Securities	Exercise or Weighted Average Issue Price per Security (US$)
2020
March 1 – 31	Common Shares(1)	41,666	0.77
April 1 – 30	Common Shares(1)	7,225	0.82
May 1 – 31	Common Shares(1)	137,799	1.25 – 1.49
June 1 – 30	Common Shares(1)	146,508	1.23 – 1.47
July 1 – 31	Common Shares(1)	99,608	1.24
September 1 – 30	Common Shares(1)	183,466	1.66
October 1 – 31	Common Shares(1)	147,889	1.75 – 1.85
November 1-30	Common Shares(1)(3)	1,270,155	1.42 – 3.99
December 1-31	Common Shares(1)(3)	5,611,450	1.42 – 4.95
March 18	RSUs(2)	17,805	0.77
April 30	RSUs(2)	114,867	1.11
June 22	RSUs(2)	99,608	1.28
September 15	RSUs(2)	66,222	1.68
March 18	PSUs(2)	20,900	0.77
September 2	Bonus shares	150,133	1.70
November 16	RSUs(2)	11,538	2.93
December 15	RSUs(2)	26,488	4.20
2021
January 1-31	Common Shares(1)(3)	3,771,379	1.42 – 8.42

Notes:

(1)	Represents the issuance of Common Shares issued upon exercise of restricted share units ("RSUs") and bonus shares under Westport Fuel Systems' Omnibus Plan.
(2)	Represents the issuance of RSUs and performance share units ("PSUs") under Westport Fuel Systems' Omnibus Plan. Common Shares issued upon exercise of RSUs and PSUs have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the grant date.
(3)	Represents the issuance of Common Shares through the ATM Program and Common Shares pursuant to the terms of the existing convertible notes with Cartesian.

MARKET FOR SECURITIES

Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol "WPRT" and on Nasdaq under the trading symbol "WPRT". The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and Nasdaq for the periods indicated. On March 15, 2021, the last completed trading day prior to the date of this Prospectus, the closing price of the Common Shares listed on the TSX was Cdn$12.79 per Common Share and U.S.$10.25 as listed on the Nasdaq. The table below was populated based on data generated by Bloomberg Terminal for trading on the TSX and by Nasdaq's website for trading on the Nasdaq.

	TSX			Nasdaq
	High (Cdn.$)	Low (Cdn.$)	Volume (Shares)	High (U.S.$)	Low (U.S.$)	Volume (Shares)
Period
2020
March	2.65	1.02	1,684,624	1.95	0.70	24,957,618
April	1.77	1.05	1,676,938	1.27	0.73	21,656,230
May	2.17	1.28	2,323,006	1.57	0.90	27,157,529
June	2.05	1.54	2,127,181	1.54	1.12	22,007,816
July	2.65	1.59	3,055,612	2.00	1.17	37,272,420
August	3.10	1.95	3,602,899	2.34	1.46	31,917,132
September	3.20	2.04	7,145,061	2.42	1.55	128,454,071
October	3.03	2.09	4,812,575	2.31	1.57	36,261,157
November	5.69	2.29	10,765,192	4.40	1.72	74,070,768
December	8.00	4.85	10,975,855	6.22	3.75	67,495,606
2021
January	11.20	6.14	12,581,803	8.87	4.80	80,890,318
February	16.49	9.14	12,216,312	12.95	7.12	101,153,322
March 1- 15	13.38	8.81	6,475,633	10.59	6.93	35,156,116

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain selling securityholders. The terms under which the Securities will be offered by selling securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of the Securities by selling securityholders will include, without limitation, where applicable: (i) the names of the selling securityholders; (ii) the number or amount of our Securities of the class being distributed owned, controlled or directed by each selling securityholder; (iii) the number or amount of our Securities of the class being distributed for the account of each selling securityholder; (iv) the number or amount of Securities of any class, to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; (v) whether the Securities of the class being distributed are owned by the selling securityholders both of record and beneficially, of record only or beneficially only; (vi) if the selling securityholder purchased the Securities of the class being distributed within two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and (vii) if the selling securityholder acquired the Securities of the class being distributed in the 12 months preceding the date of the Prospectus, the cost thereof to the securityholder in the aggregate and on a per Security basis.

RISK FACTORS

Risk factors relating to our business are discussed in our AIF, our Annual MD&A, and certain other documents incorporated by reference or deemed to be incorporated by reference into this Prospectus, which risk factors are incorporated by reference into this Prospectus. An investment in our business involves risk, and prospective purchasers of Securities should consider carefully such risk factors, as well as the other information contained in and incorporated by reference into this Prospectus and, if applicable, in the applicable Prospectus Supplement before purchasing Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected. You could lose all or part of your investment in the Securities.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated March 3, 2021, Westport Fuel Systems was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement to be filed in relation to an ATM Distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an ATM Distribution) be translated into French if Westport Fuel Systems offers Securities to Québec purchasers in connection with an offering other than in relation to an ATM Distribution.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement, certain legal matters relating to the offering of the securities will be passed upon for us by Bennett Jones LLP and Latham & Watkins LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

As of the date of this Prospectus, to the best of our knowledge, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of our securities.

AGENT FOR SERVICE OF PROCESS

D. Johnson, D. Hancock, R. Forst, V. Schaller and E. Wheatman are directors of the Corporation who reside outside of Canada. Each of these directors has appointed Bennett Jones LLP, 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7, as their agent for service of process. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITORS

The consolidated financial statements of Westport Fuel Systems as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP have confirmed with respect to Westport Fuel Systems that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Westport Fuel Systems under all relevant U.S. professional and regulatory standards.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:

  the documents referred to under "Documents Incorporated by Reference" in this Prospectus;
  the consent of our auditors KPMG LLP;
  the consent of our Canadian counsel Bennett Jones LLP;
  the consent of our United States counsel Latham & Watkins LLP;
  powers of attorney from our directors and officers; and
  Form of Debt Indenture.

PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying Prospectus Supplement relating to securities purchased by a purchaser and any amendment thereto, irrespective of the determination at a later date of the purchase price of the securities distributed. The legislation further provides a purchaser with remedies for rescission or damages if the prospectus, an accompanying Prospectus Supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

Original purchasers of Debt Securities, Subscription Receipts and Warrants (including any of the foregoing contained in any Units), which are convertible into other securities of the Corporation will have a contractual right of rescission against us in respect of the conversion, exchange or exercise of such Debt Securities, Subscription Receipts and Warrants.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant or Subscription Receipt, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: March 16, 2021

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of each province of Canada.

(Signed) "David M. Johnson" Chief Executive Officer	(Signed) "Richard Orazietti" Chief Financial Officer

On behalf of the Board of Directors of the Corporation

(Signed) "Daniel m. Hancock" Director	(Signed) "Brenda J. Eprile" Director

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